TODD SHIPYARDS CORPORATION

2004 ANNUAL REPORT AND PROXY STATEMENT

TODD SHIPYARDS CORPORATION

TODD SHIPYARDS CORPORATION

July 22, 2004

Letter to Shareholders:

For all of the progress we made on a number of key fronts, we are disappointed with the financial results we generated in Fiscal Year 2004, especially at the Operating Income level. As explained in greater detail throughout our publicly filed documents, lower revenues than Fiscal Year 2003, increased maintenance costs, poor performance on a fixed price job, and most significantly, the bankruptcy of a past workers compensation insurer, all combined to reduce Operating Income to only $2.2 million. At the Net Income level, increased income from our non-shipyard assets and the resolution of certain income tax contingencies improved the results to a level approximately equal to Fiscal Year 2003. Appropriately, given these results, and consistent with the terms of the incentive plan, Todd paid no bonuses this year.

In a normal year, we would take comfort in a string of business development successes that are quite encouraging. Todd won two significant prime contracts providing long-term overhaul and maintenance to the U.S. Navy's NIMITZ Class aircraft carriers and to the U.S. Coast Guard's Polar Class icebreakers. In addition, we teamed with prime contractor Bath Iron Works to win Post Shakedown Availability work on DDG 51 Aegis Destroyers. Finally, we established a constructive relationship with Electric Boat, providing them with services relating to the refit work on Trident submarines being accomplished by Electric Boat at Puget Sound Naval Shipyard.

Unfortunately, these successes were overshadowed by the U.S. Navy's decision to accelerate the retirement of the USS Sacramento, a fast combat support ship (AOE) that provided Todd with a significant portion of our workload for almost 20 years. The Sacramento maintenance period that would have begun in February 2004 and continued into Todd's Fiscal Year 2005 was dramatically reduced in scope as a result. Although the Navy has not announced the fate of sister ship USS Camden, we believe its two remaining availabilities are in jeopardy. Now, rather than looking at business development successes as opportunities to grow the business, they will be opportunities to replace the volumes lost by retirement.

We are responding to this dramatic change with serious focus and have set out for ourselves an ambitious response and improvement plan. The framework for this plan is consistent with our goal to be the best ship repair organization on the West Coast of North America and relies on the strategies outlined previously: to increase value to the customer through Lean Ship Repair and by building better and more meaningful customer relationships.

In Lean Ship Repair, we created improvements in safety, quality, and in targeted cases, productivity; and have received many favorable reviews from our customers. We put in place a variety of tools and point-of-use improvements that make the affected work area more effective. Examples include our clean-up and visibility efforts through a technique called "5S," as well as setup reductions and the creation of standard service modules. In addition, we understand our processes far better than before. We made notable improvements by identifying our own wasteful processes (yes, like every business, we have waste and we call this the "current state"), designing more effective arrangements ("future state"), and then changing the way we work to conform to the future state. We intend to remain relentlessly focused on the elimination of waste as the core deliverable to achieve our vision.

However, the improvements necessary to change the way a single process works within the shipyard is not the same as improving the execution of an entire project across the shipyard. Up until now, our efforts in Lean Ship Repair have been building blocks for what we are now undertaking – the integration of many lean processes into a lean way of executing our projects. To improve a single process requires far less communication and coordination than improving the execution of an entire project. To accomplish the latter requires the entire shipyard to play from a new playbook – something that was beyond our grasp when we started our Lean Ship Repair initiative.

Over the coming months, we will be experimenting with new ways of approaching our work, creating solutions to address our prioritized barriers and opportunities. We think the level of difficulty in this endeavor is far greater than past Lean Ship Repair improvements, but so is the potential for reward.

During Fiscal Year 2004, Todd spent over $14 million on capital improvements – far more than in any other year in the last decade. These improvements moved us out of shops torn down for the environmental clean-up; dramatically upgraded our stormwater collection and discharge system to comply with local environmental regulations; upgraded significant portions of our electrical system to improve its reliability and lower our power costs; and purchased routine capital equipment.

The environmental clean-up in the Shipyard Sediments Operable Unit should occur over the next two fiscal years. Commencing this summer and going until the close of our in-water-work-window in February 2005, dredging and some pier demolition will take place. Similarly, in summer 2005 to February 2006, the remaining sediments clean-up work should be completed. Throughout this process, the benefit of the Company's environmental insurance agreements, purchased in fiscal year 2001, has allowed Todd to focus on the operational concerns of the shipyard, without also funding the costs of the clean up. These agreements provide coverage for known liabilities on Harbor Island in an amount exceeding our reserves and for coverage of any new environmental conditions that may be discovered at the Seattle shipyard that would require environmental remediation.

We continue to be exhilarated by the talent of the people at Todd – both the long-time Todd employees, many of whom have devoted their entire careers to the success of this shipyard, as well as the new employees that join our Lean Ship Repair mission. Our bench strength of management capability is dramatically stronger than just a few years ago, thanks to intensive development efforts and careful recruitment, and we expect that trajectory to continue.

Consistent with that theme, we are happy to announce the nomination of William L. Lewis to the Board of Directors. Bill Lewis is the President and CEO of Lease Crutcher Lewis, one of the leading general contractor construction firms in the Pacific Northwest, with offices in Seattle and Portland, as well as Toronto, Ontario. Performing approximately $250 million in construction per year, Bill leads an organization that is a leader in pre-construction and construction services, as well as a strong and prominent corporate citizen.

Although we failed to deliver the financial results that we think are appropriate for this business, there were many Todd employees who accomplished impressive and important feats this past year. We are grateful for their hard work and for embracing our vision. When we succeed in reversing the impact of the retirement of major ships, and the sub-standard financial results delivered this past year, you will know that our employees are delivering on their commitment to make us the best shipyard on the west coast of North America.

Sincerely,

Patrick W. E. Hodgson	Stephen G. Welch
Chairman of the Board	Chief Executive Officer

July 22, 2004

Dear Stockholders,

You are cordially invited to attend the Annual Meeting of Stockholders on Friday, September 17, 2004 at 12:00 p.m., in the Meisnest Room at the Washington Athletic Club in Seattle, Washington.

Whether or not you plan to attend the meeting in person, please complete, date and sign the accompanying proxy card or voting instruction card (whichever is enclosed) and return it promptly in the enclosed envelope to ensure that your shares are represented and voted in accordance with your wishes. You may revoke your proxy by following the procedures set forth in the accompanying proxy statement. If you are a stockholder of record or if you hold a legal proxy authorizing you to vote shares held in a nominee or street name account, you may still vote in person at the meeting even though you previously submitted your proxy.

Very truly yours,

Patrick W.E. Hodgson
Chairman of the Board

Todd Shipyards Corporation
1801 16th Avenue Southwest
Seattle, Washington 98134
July 22, 2004

NOTICE OF ANNUAL MEETING

The 2004 Annual Meeting of Stockholders (the "Meeting") of Todd Shipyards Corporation, a Delaware corporation ("Todd" or the "Company"), will be held on Friday, September 17, 2004, 12:00 p.m., local time, in The Meisnest Room (3rd Floor) of The Washington Athletic Club at 1325 Sixth Avenue in Seattle, Washington, for the following purposes:

1. To elect eight directors to serve until the 2005 Annual Meeting of Stockholders and until their successors are duly elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as independent public accountants;

3. To adopt the proposed restated By-Laws of the Company to update several sections in keeping with the rules and regulations of the Securities & Exchange Commission and the New York Stock Exchange including but not limited to providing for the creation of new committees in compliance with current law; and

4. To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors of the Company fixed the close of business on July 19, 2004 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Meeting. Only record holders of the Company's common stock, $.01 par value per share, at the close of business on the Record Date are entitled to notice of, and to vote at, the Meeting. A complete list of stockholders entitled to vote at the Meeting will be available for examination during normal business hours by a Company stockholder, for purposes related to the Meeting, for a period of ten days prior to the meeting, at the Company's corporate offices located at 1801 16th Avenue S.W., Seattle, Washington.

By Order of the Board of Directors

Michael G. Marsh
Secretary

This Proxy Statement, the accompanying form of Proxy Card or Voting Instruction Card and the 2004 Annual Report are being mailed beginning on or about the 23rd day of July, 2004 to stockholders entitled to vote.

TODD SHIPYARDS CORPORATION
1801 16th Avenue Southwest
Seattle, Washington 98134

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
September 17, 2004

GENERAL INFORMATION

This proxy statement and the accompanying proxy card or voting instruction card (as the case may be) are being furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors (the "Board of Directors" or the "Board") of Todd Shipyards Corporation, a Delaware corporation ("Todd" or the "Company"), to be used at the 2004 Annual Meeting of Stockholders of the Company to be held on Friday, September 17, 2004 at 12:00 p.m. local time, in the Meisnest Room (3rd Floor) of The Washington Athletic Club, 1325 Sixth Avenue, Seattle, Washington, and at any adjournment or postponement thereof (the "Meeting"). This proxy statement and the accompanying proxy card or voting instruction card are first being mailed to the holders of the Company's common stock, $.01 par value per share (the "Common Stock"), on or about July 23, 2004.

Stockholders of the Company represented at the meeting in person or by proxy will consider and vote upon (i) the election of eight directors to serve until the 2005 Annual Meeting of Stockholders of the Company and until their successors are duly elected and qualified; (ii) a proposal to ratify the appointment of Ernst & Young LLP as independent public accountants; (iii) a proposal to adopt the proposed restated By-Laws of the Company; and (iv) such other business as may properly come before the Meeting. The Company is not aware of any other business to be presented for consideration at the Meeting.

Voting and Proxies

Only holders of record of the Common Stock at the close of business on July 19, 2004 (the "Record Date") will be entitled to notice of and to vote at the Meeting. As of the date of filing this proxy statement, there were 5,423,156 outstanding shares of Common Stock. Non-record beneficial owners of shares of Common Stock held in brokerage or fiduciary accounts should consult their broker or fiduciary holder to determine the manner of exercising voting rights for which such non-record beneficial owners are entitled.

Each stockholder is entitled to one vote for each share held of record on that date on all matters which may come before the Meeting. The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock entitled to vote at the Meeting is necessary to constitute a quorum for the conduct of business at the Meeting. At the Meeting, directors of the Company will be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. Thus, the candidates, up to the number of directors to be elected, receiving the highest number of votes will be elected. The election of the nominees for director, the ratification of the appointment of independent public accountants, and the adoption of the restated By-Laws of the Company will require the affirmative vote of the holders of a majority of the Common Stock present at the meeting in person or represented by proxy and entitled to vote thereon.

Any proxy given pursuant to this solicitation is revocable by the communication of such revocation in writing to the Secretary of the Company at any time prior to the exercise thereof, and any person executing a proxy who attends the Meeting may vote in person by ballot instead of by proxy, thereby revoking any previously executed proxy. All shares represented by properly executed proxies will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated, the shares will be voted in favor of the nominees for the Board of Directors listed in this proxy statement (Proposal No. 1), in favor of the ratification of the appointment of Ernst & Young LLP as independent public accountants (Proposal No. 2), and in favor of the adoption of the proposed restated By-Laws of the Company (Proposal No. 3). The persons named in the proxies will have discretionary authority to vote all proxies with respect to additional matters that are properly presented for action at the Meeting.

Under applicable rules of the New York Stock Exchange, each of the matters to be voted upon at the Annual Meeting, including the adoption of the proposed restated By-Laws of the Company, is deemed to be a routine matter such that NYSE Member Firms may (but are not required to) vote shares held in "street name" in the election of directors and in favor of the proposals in the absence of express direction to the contrary from their clients who beneficially own such shares.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

At the Meeting, stockholders will elect eight Directors, each of whom will serve until the next annual meeting of stockholders or until his respective successor shall have been elected and qualified or until his earlier resignation or removal. The shares represented by proxy will be voted in favor of the election of the persons named below unless authorization to do so is withheld in the proxy. In the event that any of the nominees should be unavailable to serve as a director, which is not presently anticipated, it is the intention of the persons named in the proxy card to select and cast their votes for the election of such other person or persons as the Board of Directors may designate.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES IDENTIFIED BELOW.

Information Concerning the Nominees

The following sets forth the name of each Nominee for election to the Board of Directors, his age, his principal occupation for at least the past five years and the period during which he has served as a director of the Company. All Nominees, excepting William L. Lewis, are currently directors. Each Nominee was nominated by the Board of Directors for election as director.

Brent D. Baird (Age 65) - Director since 1992

Since January 1992 to the present, Mr. Baird has been a private investor. Mr. Baird was a general partner with Trubee, Collins & Co., a member firm of the New York Stock Exchange, from April 1970 to December 1983. From January 1984 through December 1991, Mr. Baird was a limited partner with Trubee, Collins & Co. Mr. Baird serves as a member of the board of directors of Merchant's Group, Inc., M&T Bank Corporation and Allied Healthcare Products, Inc.

Steven A. Clifford (Age 61) - Director since 1993

Mr. Clifford served as Chairman and CEO of National Mobile Television, Inc. from 1992 to 2000. From 1979-1992 he served as President and CEO (1987-1992) of King Broadcasting Company, Inc. and as Vice President-Finance (1979-1987). Mr. Clifford serves on the Board of Directors of National Mobile Television, Laird Norton Company, Vigilos, Harbor Properties Inc., King FM, and Mosaica Education, Inc.

Patrick W.E. Hodgson (Age 63) - Director since 1992, Chairman since 1993
Mr. Hodgson has served as President of Cinnamon Investments, Ltd. (real estate and other investments) since 1981. From 1964 to 1989 he was also president of London Machinery Co. Ltd., a manufacturer of concrete and road machinery. Mr. Hodgson serves as a member of the Board of Directors of M&T Bank Corporation, and First Carolina Investors, Inc.

Admiral David E. Jeremiah, USN (Ret.) (Age 70) - Director since 2003
Admiral Jeremiah has served as President of Technology Strategies & Alliances Corporation (a strategic advisory and investment banking firm engaged primarily in the aerospace, defense, telecommunications and electronics industries) since October 1994. Prior to his retirement from the U.S. Navy in February 1994 following a 39-year career, he was Vice Chairman, Joint Chiefs of Staff from 1990 to 1994 and Commander-in-Chief of the United States Pacific Fleet from 1987 to 1990. Admiral Jeremiah serves as Chairman of the Board of Directors of Wackenhut Services, Inc. and serves on the Boards of Directors for Alliant Techsystems Inc., Geobiotics, LLC and the Board of Trustees for MITRE Corporation. He further serves on the advisory boards for Northrop Grumman Corporation and the Jewish Institute for National Security Affairs. He also serves as Chairman of the ManTech International Advisory Board.

Joseph D. Lehrer (Age 55) - Director since 1992
Mr. Lehrer has been a stockholder and officer of Greensfelder, Hemker & Gale, P.C. and a partner of its previous partnership (law firm) since 1980. He specializes in a corporate finance and mergers and acquisition practice involving public and private corporations. Mr. Lehrer is an Adjunct Professor of Law at Washington University School of Law in St. Louis, Missouri. Mr. Lehrer serves as a director of several privately-held corporations.

William L. Lewis (Age 52) – Nominee
Mr. Lewis is President and Chief Executive Officer of Lease Crutcher Lewis, a construction firm headquartered in Seattle, Washington, with offices in Portland, Oregon and Toronto, Canada. Mr. Lewis is Vice Chairman of The Seattle Foundation, past chairman and board member of the Woodland Park Zoo in Seattle, past chairman and current member of the Downtown Seattle Association, and Vice Chairman of the American Heart Walk in Seattle. Mr. Lewis is an honors graduate of Princeton University with a bachelor's degree in Civil Engineering, Mr. Lewis also has a Masters Degree and Honors Fellowship in Civil Engineering and Construction Management from Stanford University.

Philip N. Robinson (Age 67) - Director since 1992
Mr. Robinson is currently a Vice-President with A.G. Edwards & Sons, Inc. (securities brokerage). From 1992 to 2002, Mr. Robinson was Sr. Vice-President of Wells Fargo Van Kasper (brokerage). From 1981 to 1987 and from 1988 to May 1992 Mr. Robinson was a Senior Vice President with Seidler Amdec Securities. Mr. Robinson was a Vice-President with Froley Revy & Co. from 1987 to 1988.

Stephen G. Welch (Age 47) – Officer Since 1994; Director since 1998
Mr. Welch joined the Company in March 1994 as Vice President of the Company and Chief Operating Officer of TSI Management, Inc., a wholly owned subsidiary of the Company. Mr. Welch was elected Chief Executive Officer of Elettra Broadcasting, Inc., another wholly owned subsidiary of the Company in May 1995. Mr. Welch was appointed Acting Chief Financial Officer in March 1995 and served in that capacity until July 1995. Mr. Welch was again appointed Acting Chief Financial Officer and Treasurer in September 1996 and served in that capacity until his appointment to Chief Financial Officer and Treasurer in June 1997. In September 1997, Mr. Welch was elected to the positions of Chief Executive Officer and President of the Company, and Chairman and Chief Executive Officer of Todd Pacific Shipyards Corporation, the Company's wholly owned subsidiary ("Todd Pacific"). In September 1998, Mr. Welch was elected to the Board of Directors of Todd Shipyards Corporation.

Corporate Governance

Corporate Governance Principles, Guidelines and Board Matters

Todd Shipyards Corporation is committed to having sound corporate governance principles and the highest ethical standards. The Board of Directors ("Board") of the Company has adopted Corporate Governance Guidelines which set forth the practices the Board will follow with respect to Board function and operation, Board organization and composition and Board conduct. The Corporate Governance Guidelines may be viewed at www.toddpacific.com.

Board of Director Independence

The Board has determined that, excepting the Chairman of the Board and the Chief Executive Officer, each of the current Directors and the nominee standing for election is independent within the meaning of Todd's director independence standards, which reflect exactly the New York Stock Exchange ("NYSE") director independence standards, as currently in effect and as they may be changed from time to time. Furthermore, the Board has determined that each of the members of each of the committees is independent within the meaning of the Sarbanes-Oxley Act of 2002 (Audit Committee) and the NYSE committee independence standards (Audit, Compensation and Nominating/Corporate Governance Committees).

Board Structure and Committee Composition

The Board of Directors held six (6) meetings during the Company's 2004 fiscal year. Each of the Directors attended 100 percent of the meetings of the Board and the committees on which they served. The Board of Directors has established the following standing committees:

Nominating/Corporate Governance	Audit	Compensation	Executive Committee
Brent D. Baird (Chairman)	Steven A. Clifford (Chairman)	Joseph D. Lehrer (Chairman)	Patrick W.E. Hodgson (Chairman)
Steven A. Clifford	Brent D. Baird	David E. Jeremiah	Brent D. Baird
Philip N. Robinson	Philip N. Robinson		

The Company currently has seven directors.

Committees

Audit Committee. The Audit Committee (the "Committee") oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors. The Audit Committee is composed exclusively of directors who are not salaried employees of the Company and who are, in the opinion of the Board of Directors, independent and free from any relationship which would interfere with the exercise of independent judgment as a Committee member. The Audit Committee meets in full subsequent to fiscal year end to review the year end results with management and the Company's independent auditors, ("Ernst & Young LLP"). On behalf of the full Audit Committee, a Sub-Committee meets with management and the Company's independent auditors to review the quarterly financial statements in accordance with the Company's Audit Committee Charter. The Audit Committee held two (2) meetings during the Company's 2004 fiscal year and the Sub-Committee held three (3) meetings during the Company's 2004 fiscal year.

The Board has determined that all of the members of the Audit Committee are independent within the meaning of the SEC regulations, the listing standards of the New York Stock Exchange ("NYSE") and the Company's Corporate Governance Guidelines. The Board has further determined that Steven A. Clifford (current chairman of the committee) qualifies as a Company "audit committee financial expert" as defined by the rules and regulations of the SEC. Additionally the Board has determined that each member of the Audit Committee is financially literate and has accounting or related financial management expertise, as such qualifications are defined pursuant to the rules of the NYSE. The Charter of the Audit Committee is filed herewith as Appendix "A" and may also be found on the Company's web site at www.toddpacific.com.

Compensation Committee. The principal responsibilities of the Compensation Committee are to establish and periodically review matters involving executive compensation; to recommend changes in employee benefit programs; and to provide counsel on key personnel selection and development programs for all corporate officers. The Compensation Committee is also responsible for establishing the compensation of the Chairman of the Board of Directors, its members and the chairmen and members of the respective committees. The Compensation Committee is composed exclusively of Directors who are not salaried employees of the Company and who are, in the opinion of the Board of Directors, independent and free from any relationship which would interfere with the exercise of independent judgment as a Committee member. The Compensation Committee held six (6) meetings during fiscal year 2004. The Charter of Compensation Committee may be found on the Company's web site at www.toddpacific.com.

Nominating/Corporate Governance. The primary objective and role of the Nominating/Corporate Governance Committee is to assist the Board in fulfilling its responsibilities by (i) identifying individuals qualified to become board Directors, (ii) selecting, or recommending selection of the director nominees for the next annual meeting of shareholders, and (iii) evaluating the effectiveness of the entire Board by ensuring that all standing committees are composed of qualified members. The Nominating/Corporate Governance Committee is composed exclusively of Directors who are not salaried employees of the Company and who are, in the opinion of the Board of Directors, independent and free from any relationship which would interfere with the exercise of independent judgment as a Committee member. The Nominating/Corporate Governance Committee held one (1) meeting during fiscal year 2004. The Nominating/Corporate Governance Committee Charter may be found on the Company's web site at www.toddpacific.com.

Executive Committee. During intervals between meetings of the Board of Directors, the Executive Committee exercises all the powers of the Board (except those powers specifically reserved by Delaware law to the full Board of Directors) in the management and direction of the Company's business and conduct of the Company's affairs in all cases in which specific directions have not been given by the Board. The Executive Committee did not meet during the Company's 2004 fiscal year.

Nominees for the Board of Directors

The Nominating/Corporate Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as by management and the Company's stockholders. As set forth in the Charter of the Nominating/Corporate Governance Committee, the committee reviews with the Board the appropriate characteristics, skills and experience for the Board as a whole and its individual members, and recommends to the Board of Directors candidates for Board membership in accordance with the characteristics, skills and experience set forth in the Corporate Governance Guidelines. The Nominating/Corporate Governance Committee, in evaluating the suitability of individual candidates and recommending candidates to stand for election, takes into account many factors, including a candidate's personal and profession ethics, integrity and values. The committee searches for candidates that have an inquisitive and objective perspective, practical wisdom, mature judgment and a dedication to the long-term interests of the shareholders. The Company endeavors to have a Board with diverse experience in many types of business and the current Board members (and nominee) have backgrounds which include manufacturing, finance, media, investments, construction, law and national defense. The Nominating/Corporate Governance Committee evaluates each individual in the context of the Board as a whole, with the objective of assembling a group that can best advance the success of the Company and represent stockholder interests through the exercise of sound judgment and calling upon the group's diversity of experience in these various areas. In searching for qualified director candidates to stand for election to the Board and to fill vacancies on the Board, the Nominating/Corporate Governance Committee solicits current Directors for the names of potential qualified candidates and may ask directors to pursue their own business contacts for the names of potentially qualified candidates. In the future, the Nominating/Corporate Governance Committee may retain search firms or consult with outside advisors to assist in the search for qualified candidates.

In addition, the Nominating/Corporate Governance Committee will consider candidates proposed by stockholders. To be considered by the Nominating/Corporate Governance Committee, nominations to be made by a stockholder shall be made pursuant to a written notice received by the Secretary of the Company not less than 90 days prior to such meeting. Such stockholder's notice to the Secretary must set forth (a) the name and address as they appear on the Company's books, of the stockholder who intends to make the nomination, (b) the name, age, occupation, business and residence addresses, if known, and the principal occupation of each person whom the stockholder intends to nominate, (c) a representation that the stockholder is a holder of record of the Company's stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (d) a description of all arrangements and understandings between the stockholder and each person the stockholder intends to nominate and each other person or persons, if any (naming such person or persons and stating the beneficial ownership of securities of the Company or each such person), (e) such additional information with respect to each nominee proposed by the stockholder as would have been required to be included in a proxy statement pursuant to the then effective proxy rules of the SEC, had each such proposed nominee been nominated by the Board of Directors of the Company, and (f) a consent to be nominated and to serve as a director, if elected, signed by each such proposed nominee.

Once the Nominating/Corporate Governance Committee has identified a prospective nominee, the Committee makes a determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee at the time of the recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below.

The Committee then evaluates the prospective nominee against the standards and qualifications set forth below and in the Committee's Charter and as set forth in the Company's Corporate Governance Guidelines, including:

- the prospective nominee's personal and professional integrity, ethics and values;

- the prospective nominee's experience in corporate management, such as serving as an officer or former officer of a publicly held company;

- whether the prospective nominee has had broad business, governmental, non-profit or professional experience that indicates that the prospective nominee will be able to make a significant contribution to the Board's discussion on the assortment of issues facing the Company.

- whether the prospective nominee has special skills, expertise and background that add to and complement the range of skills, expertise and background of the current members of the Board.

- the prospective nominee's experience as a board member of another publicly held company;

- the nature of and time involved in a prospective nominee's service on other boards and/or committees;

- the extent of the prospective nominee's practical and mature business judgment; and finally

- the prospective nominee's ability to capably represent the interests of the shareholders;

The Committee also considers such other relevant factors as it deems appropriate. After completing the evaluation, the Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Committee and meeting with the prospective nominees who are not currently members of the Board.

Fees for Board and Committee Service

Directors who are compensated as full-time employees of the Company receive no additional compensation for service on the Board of Directors or its committees. Each Director who is not a full-time employee of the Company is paid $16,000 per annum excepting the Chairman of the Board who is paid $50,000 per annum for his services. The Chairman of the Audit Committee is paid an additional $10,000 per annum for his services at all Audit Committee meetings. He is not paid an attendance fee for Audit Committee meetings. Directors also receive an attendance fee of $1,200 for each meeting attended in person and $600 for each meeting attended by telephone or internet and their expenses for attending Board and committee meetings are reimbursed.

Communication with the Board

Stockholders who want to communicate with the Board of Directors or any of its committees may do so by addressing their correspondence to the board member or members, c/o the Corporate Secretary, Todd Shipyards Corporation, 1801 16th Avenue SW, Seattle, Washington 98134.

Code of Ethics and Conduct Guidelines

The Company has adopted a Code of Ethics and Conduct Guidelines that is applicable to all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer and controller, as well as the members of the Board of Directors. The Code of Ethics and Conduct Guidelines is available on the Company's website at www.toddpacific.com. A copy may also be obtained from the Corporate Secretary at Todd Shipyards Corporation, 1801 16th Avenue SW, Seattle, Washington 98134. The Company intends to post any amendments to or waivers from its Code of Ethics and Conduct Guidelines (to the extent applicable to the Company's chief executive officer, principal financial officer, principal accounting officer and controller or any other officer or director) at this location on its website.

Ethics Hotline
Todd encourages employees to report possible ethical issues. The Company maintains an ethics hotline that is available 24 hours a day, seven days a week to receive reports of ethical concerns or incidents, including, without limitation, concerns about accounting, internal controls or auditing matters. The ethics hotline number can be found on the Company's intranet. All such calls are received by the Internal Audit Manager and are referred to the chairman of the audit committee for investigation and disposition where warranted. The Company prohibits retaliatory action against any employee for raising legitimate concerns or questions regarding ethical matters, or for reporting suspected violations of the Company's Code of Ethics and Conduct Guidelines.

Compliance with Section 16(a) of the Exchange Act
Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires directors, certain officers and greater-than-10% shareholders ("Reporting Persons") of all publicly-held companies to file certain reports ("Section 16 Reports") with respect to beneficial ownership of such companies' equity securities.

Based solely on its review of the Section 16 Reports furnished to the Company by its Reporting Persons and, where applicable, any written representation by them that no Form 5 was required, all Section 16(a) filing requirements applicable to the Company's Reporting Persons during and with respect to fiscal year 2004 have been complied with on a timely basis.

EXECUTIVE OFFICERS
The following is a list of the Executive Officers of the Company as of July 19, 2004:

Stephen G. Welch	Chief Executive Officer and President
Scott H. Wiscomb	Chief Financial Officer and Treasurer
Michael G. Marsh	Secretary and General Counsel
Thomas V. Van Dawark	President and Chief Operating Officer (Todd Pacific Shipyards Corporation)

Patrick W.E. Hodgson serves as the Chairman of the Board but as of April, 2004 no longer serves as an executive officer of the Company.

Biographical information with respect to executive officers who have been employed by the Company for less than five years is presented below.

Thomas V. Van Dawark (age 58) - Officer since 2003
Mr. Van Dawark has been in his current position as President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary of Todd Shipyards Corporation, since June 4, 2003. Prior to joining Todd Pacific, he served as President and CEO of Marine Resources, Inc. from 2000 to 2002 and President and Chief Executive Officer of Foss Maritime Co. from 1986 to 2000, both in Seattle, Washington. Marine Resources, Inc. is a holding and support company composed of five marine companies including Foss Maritime Co.

EXECUTIVE COMPENSATION
CASH COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid to the Company's Chief Executive Officer and each of the Company's five most highly compensated executive officers whose compensation exceeded $100,000:

	Annual Compensation			Long Term Compensation	All Other Compensation
NAME AND PRINCIPAL POSITION	Year	Salary	Bonus	Stock Option Awards (Shares)	Other
Patrick W.E. Hodgson (1)	2004	$100,000	$ -	$ -	$713
Chairman of the	2003	100,000	-	-	396
Board of Directors	2002	100,000	-	-	396
Todd Shipyards					
Michael G. Marsh	2004	151,095	-	-	496
Secretary and General	2003	145,339	50,000	-	169
Counsel	2002	151,269	57,600	-	160
Todd Shipyards and					
Todd Pacific Shipyards					
Roland H. Webb (2)	2004	143,578	-	-	141
(Former President)	2003	175,885	83,067	-	344
Todd Pacific Shipyards	2002	173,000	103,800	-	280
Tom Van Dawark (3)	2004	160,000	-	100,000	589
President					
Todd Pacific Shipyards					
Stephen G. Welch (4)	2004	302,623	-	-	743
Chief Executive Officer	2003	289,723	522,000	-	421
Todd Shipyards and	2002	279,780	534,000	-	280
Todd Pacific Shipyards					
Scott H. Wiscomb	2004	161,500	-	-	880
Chief Financial	2003	152,423	52,333	-	534
Officer and Treasurer	2002	151,923	60,000	-	482
Todd Shipyards and					
Todd Pacific Shipyards					

(1) Mr. Hodgson continues to serve the Company as the Chairman of the Board but as of April 2004, no longer serves as an executive officer. He is compensated $50,000 per year in his role as Chairman and receives the same meeting fees as the other directors. Mr. Hodgson is also reimbursed for his costs in serving as Chairman and attending meetings.

(2) Mr. Webb resigned his position on May 30, 2003 (see below).

(3) Mr. Van Dawark was elected to his current position by the Board of Directors and assumed his responsibilities on June 3, 2003.

(4) Mr. Welch's bonuses include $0, $300,000 and $250,000, in employment contract renewal amounts in fiscal years 2004, 2003 and 2002, respectively. These amounts are based on an employment contract entered into in fiscal year 2001.

OPTION GRANTS IN LAST FISCAL YEAR
Individual Grants

The following table sets forth certain information regarding options exercised by the named executives during the fiscal year ended March 28, 2004, the total gain realized upon exercise, the number of stock options held at the end of the year, and the realizable gain of the stock options that are in-the-money. The value realized on exercise is determined by calculating the difference between the price of the Company's Common Stock and the exercise price of the options at the date of exercise, multiplied by the number of shares exercised. In-the-money stock options are stock options with exercise prices that are below the year-end stock price because the stock value increased from the grant value.

	Shares Acquired on Exercise	Value Realized on Exercise (1)	Total Number of Unexercised Options at Fiscal year-end	Value of Unexercised In-The-Money Options at Fiscal year-end (1)(2)
			Exercisable / Unexercisable (#)	Exercisable / Unexercisable ($)
P. Hodgson	90,000	$1,105,000	0	$0
			0	0
M. Marsh (3)	5,000	49,313	86,000	831,975
			0	0
T. Van Dawark	0	0	0	0
			100,000	241,000
S. Welch	30,000	226,500	210,000	2,110,500
			0	0
S. Wiscomb (4)	29,000	280,550	51,000	497,250
			0	0

(1) The Company has no granted or outstanding Stock Appreciation Rights.
(2) The Value of Unexercised In-the-Money Options is based upon the closing price of the Company's Common Stock on the New York Stock Exchange on March 28, 2004 of $16.60 per share.
(3) Mr. Marsh exercised 6,000 shares subsequent to fiscal year 2004 on June 4, 2004 realizing value of $56,775.
(4) Mr. Wiscomb exercised 14,500 shares subsequent to fiscal year 2004 on June 3, 2004 realizing value of $151,815.

The Company did not have any Restricted Stock Awards or Long-Term Incentive Payouts either granted or outstanding in fiscal year 2004. As a result of the foregoing, the Company has not included such information in the above presented tables since disclosure is not applicable.

TODD SHIPYARDS CORPORATION RETIREMENT SYSTEM

The Todd Shipyards Corporation Retirement System as amended as of July 1, 2002 (the "Retirement Plan") is a pension plan originally established by the Company on August 1, 1940 to provide lifetime retirement benefits to eligible employees. The Retirement Plan is a qualified defined benefit plan under the Employee Retirement Income Security Act and covers all employees of the Company who have completed six months of continuous service (as defined). The Retirement Plan is administered by a committee (the "Retirement Board") of not less than three persons appointed by the Board of Directors. On June 30, 1993 the Board of Directors approved an amendment to the Retirement Plan to freeze membership in the Retirement Plan, declining membership to any persons hired after July 1, 1993. However, in fiscal year 2001, the Board of Directors authorized the reopening of the Retirement System to current employees previously not eligible and to new employees hired after June 30, 2000. Accordingly, Messrs. Hodgson, Marsh, Welch, and Wiscomb currently participate in the Retirement System.

A participant is generally eligible for a benefit under the Retirement Plan on his or her normal retirement date, which is age 65. The normal annual retirement allowance payable upon retirement is equal to 1 3/4% of the participant's average final compensation (as defined) multiplied by his years of credited service (as defined), reduced by the lesser of (i) 1/2% of the employee's covered compensation (as defined) for each year of credited service not in excess of 35 years or (ii) 50% of the benefit that would be provided if the benefit were limited to the employer-provided portion based on the employee's covered compensation and had been determined without regard to the reduction.

Payment of benefits under the Retirement Plan are normally paid in an annuity form beginning at age 65, with reductions for commencement of benefits prior to age 65. Participants demonstrating good health can elect a lump sum form of payment.

Compensation covered by the Retirement Plan includes salary and any cash bonuses as indicated in the Cash Compensation Table above. The Pension Plan Table below indicates the annual pension benefits payable as a straight life annuity upon retirement for individuals with specified compensation levels and years of service. Current law limits the Average Final Compensation that may be considered in calculating a pension benefit to $205,000. The benefits reflect an estimated deduction for the offset described above. The estimated credited years of service for Messrs. Hodgson, Marsh, Welch, and Wiscomb at age 65 is 6 years, 37 years, 22 years, and 11 years, respectively.

PENSION PLAN TABLE

	Years of Service				
Average Final Compensation	15	20	25	30	35
$102,500	$23,618	$31,490	$39,363	$47,235	$55,108
153,750	37,071	49,428	61,785	74,142	86,498
205,000	50,524	67,365	84,207	101,048	117,889

TODD SHIPYARDS CORPORATION SAVINGS INVESTMENT PLAN

The Todd Shipyards Corporation Savings Investment Plan as amended and restated as of April 1, 2002 (the "Savings Plan") is a profit sharing plan originally established on July 1, 1984 to provide retirement benefits to participating employees. The Savings Plan is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

The Savings Plan covers all full-time employees of the Company with at least six months of service. Under the Savings Plan, a participant may elect to make before-tax contributions by reducing eligible compensation (as defined) to an amount equal to a percentage of such compensation from 1% up to and including 75%. Prior to March 31, 1989, participants were permitted to make after-tax contributions to the Savings Plan; however, no such contributions have been permitted since such date although such accounts continue to be credited with investment earnings and losses. Each participant may direct the committee, which administers the Savings Plan, to invest his or her before-tax contributions among the available investment subfunds which include, at present, a range of domestic and foreign equity and bond funds.

Under the terms of the Savings Plan, the Company contributes an amount up to 2.4% of each participant's annual salary depending on the participant's Savings Plan contributions. In fiscal year 2004, the Company contributed approximately $160,000 to the Savings Plan.

Each participant has a 100% vested, nonforfeitable right to all before-tax contributions. Each participant has a vested, nonforfeitable right to any employer matching contributions made to his or her account based on a two year cliff-vesting schedule.

For employees hired on or after March 31, 1989, benefits under the Savings Plan are payable only in the form of a lump sum payment upon request at any time after termination of employment. Employees hired before March 31, 1989 will be paid in the form of annuities unless they elect a lump sum form of payment.

Employment Arrangements

On May 30, 2003, Roland ("Rollie") Webb resigned from his position as President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary ("Todd Pacific"). Mr. Webb had entered into a one-year employment agreement with the Company on August 28, 2002. Under the terms of the agreement, Mr. Webb was to receive a severance amount equal to one-year's salary payable in installments over a one-year period of time, commencing with his resignation. He was also entitled to Company funded health care coverage for one year. Mr. Webb's employment agreement was filed as an exhibit with the Company's Form 10-K Annual Report on June 10, 2003. In August 2003, the parties negotiated a conclusion to Mr. Webb's severance agreement for the a lump sum payment of $47,053 (in addition to his bi-weekly salary payments from May 30, 2003 through August 24, 2003) in consideration for the Company's agreement to shorten the non-compete time frame set forth in the August 28, 2002 agreement under certain narrow circumstances. Additionally, the aforementioned Company funded health care was terminated by mutual agreement on December 31, 2003.

On June 4, 2003, Thomas V. Van Dawark was hired as President and Chief Operating Officer of Todd Pacific under a three-year employment agreement for his services. The terms of the agreement include a base salary of $200,000 per year, a grant of options to purchase 100,000 of common stock in the Company, and participation in a bonus plan applicable to the Company's executive officers. The options vest over a three-year period. The vesting of such options will accelerate in the event a change of control of the Company. Generally such options are non-transferable and exercisable solely by Mr. Van Dawark while employed by the Company. Mr. Van Dawark's employment agreement was filed as an exhibit with the Company's Form 10-K Annual Report on June 10, 2003.

On February 7, 2001, the Company renewed and extended its employment of Stephen G. Welch as President and Chief Executive Officer of the Company for a three-year term expiring on February 6, 2004. The terms of the renewal included significant cash and equity incentives intended to retain Mr. Welch's services. In addition to base compensation of $275,000 per year, the compensation and incentive arrangements for Mr. Welch included:

Cash bonuses aggregating $750,000 of which $200,000 was paid upon execution of the agreement; $250,000 was paid on February 7, 2002 and $300,000 was paid on February 7, 2003.

Options to purchase up to an aggregate of 240,000 shares of the Company's Common Stock at a price of $6.55 per share, expiring on February 6, 2011. Such options were vested and became exercisable as to 80,000 shares on February 7, 2002, and as to the remaining 160,000 shares in equal monthly installments over the then succeeding two years. The options to purchase 240,000 shares of the Company's common stock are now fully vested. Generally such options are non-transferable and exercisable solely by Mr. Welch while employed by the Company.

In connection with the foregoing options, the Company has also granted Mr. Welch certain limited rights to require the Company to repurchase shares acquired upon exercise of the options at a price of $8.00 per share. These "put" rights expire on February 6, 2006, if not theretofore exercised and may be exercised, in whole or in part, only one time. The put rights are applicable solely to shares acquired pursuant to vested option rights under the options granted to Mr. Welch on February 7, 2001, and will expire prior to February 6, 2006 in the event the Company terminates his employment prior to that date.

Pursuant to its provisions, Mr. Welch's employment contract automatically renews on a year-to-year basis unless either party terminates the agreement by notice given at least sixty (60) days prior to the end of the initial term or any successive term. Under this provision, the agreement is currently scheduled to terminate on February 7, 2005.

ADDITIONAL INFORMATION WITH RESPECT TO COMPENSATION INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

None of the members of the Company's Compensation Committee (i) were, during the fiscal year, an officer or employee of the Company; (ii) were formerly an officer or employee of the Company; or, (iii) had any relationship requiring disclosure by the Company as Certain Relationships and Related Transactions.

None of the executive officers of the Company served as a member of a compensation committee of any entity whose executive officers or directors served on the Compensation Committee of the Company.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee (the "Committee") of the Board of Directors establishes the general compensation policies of the Company, administers the Company's Incentive Stock Compensation Plan and establishes the cash compensation of executive officers. The Committee is also responsible for establishing the compensation of the Chairman of the Board of Directors, its members and the chairmen and members of the respective committees. Compensation decisions are subject to ratification by the full Board of Directors. The Committee is currently composed of two independent, non-employee directors who have no interlocking relationships as defined by the SEC.

The Committee believes that executive officer compensation, including that of the Chief Executive Officer, should be heavily influenced by Company performance and achievement of goals. Annually, the Committee establishes each executive officer's cash and incentive compensation based on the Board of Directors' evaluation of the Chief Executive Officer, and the evaluation by the Board of Directors and Chief Executive Officer of the other executive officers. The officers' past performance and relative impact on the success of the Company and the achievement of its goals is included in such evaluations.

The Committee has developed a compensation strategy for the Company's executive officers which provides incentives for (i) short and long-term strategic management, (ii) enhancement of stockholder value, (iii) improving the Company's annual and long-term performance, (iv) individual performance, and (v) other criteria designed to further align the interests of the Company's officers with those of its stockholders. The Committee and the Board of Directors believe that the executive officers' ownership of an equity interest in the Company is an incentive in building shareholder value and aligning the long-term interests of management and stockholders.

During fiscal year 2004, the Committee worked with the compensation consulting firm of Watson Wyatt to design an incentive compensation plan for the Company's executive officers. The Committee approved a plan which is based on the sharing of a percentage of the Economic Profit achieved by the Company's shipyard operations.

The plan was designed with the following objectives in mind:

- Provide an incentive for executives to create lasting economic value for the benefit of Todd shareholders
- Tie incentive awards to shareholder rewards based on objective criteria and a formula-driven share line
- Focus executive management's attention on key financial measures
- Ensure Todd's executive compensation packages remain competitive with other employers with similar employees in comparable positions and relevant geographic locations
- Provide a plan with clear boundaries, clear mechanics and clear rules that is easy to administer

For purposes of the plan, Economic Profit is defined as net operating profit after cash taxes, minus a capital charge for the invested capital used to generate the net operating profit. The capital charge is equal to 10% of the capital invested in the shipyard operations. Pursuant to the plan, the four executive officers of the Company receive a combined 10% of the Economic Profit of the shipyard in shares that vary in accordance with their positions. Any incentive compensation payments earned by the officers under the plan are payable in two equal annual installments. Based on the financial performance of the Company in fiscal year 2004, no incentive compensation award was made to the executive officers under the plan.

In the first quarter of fiscal year 2004, the Committee, with final Board of Directors' approval, authorized the terms and conditions of the employment contract of the President and Chief Operating officer of Todd Pacific Shipyards Corporation, Thomas V. Van Dawark. Todd Pacific Shipyards Corporation is a wholly owned subsidiary of Todd Shipyards Corporation. Mr. Van Dawark assumed his responsibilities on June 4, 2003.

Joseph D. Lehrer
David E. Jeremiah

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee (the "Committee") oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors. The Audit Committee Charter is set forth in Appendix A to this Proxy Statement.

Management has the primary responsibility for the consolidated financial statements and the reporting process including the system of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the Company's audited consolidated financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles, the auditor's judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of nonaudit services with the auditors' independence.

The Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors and management to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee met separately with the internal auditor, without management present, to also discuss the results of his examinations and his audit plan for fiscal year 2005. Additionally, the chairman of the audit committee met three times with the internal auditor to review progress against the audit plan and internal findings. (The internal auditor reports directly to the Audit Committee.) The Committee held two (2) meetings during fiscal year 2004. A sub-committee of the Audit committee met three (3) times during fiscal year 2004 for the specific purposes of reviewing the quarterly 10-Q filings.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended March 28, 2004 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent auditors.

Steven A. Clifford, Audit Committee Chair
Brent D. Baird, Audit Committee Member
Philip N. Robinson, Audit Committee Member

PERFORMANCE GRAPH

The following graph compares the Company's Common Stock performance (Company-Index) to that of the Dow Jones Industrial Average (DOW-Index) and the Dow Jones US Land Transportation Equipment Index (DJLDT-Index). The DOW-Index and the DJLTD-Index assume the reinvestment of dividends.



Five Year Performance Graph
400
350
300
250
200
150
100
50
0
03/28/1999
04/02/2000
04/01/2001
03/31/2002
03/30/2003
03/28/2004
Company-Index
DJLTD-Index
DOW-Index

The following table outlines the points used in the performance graph. Company = Todd Shipyards Corporation; DJLTD = Dow Jones US Land Transportation Equipment Index; DOW = Dow Jones Industrial Average.

Dates	Company Index	DJLTD Index	DOW Index
March 28, 1999	100.00	100.00	100.00
April 2, 2000	163.16	105.90	123.35
April 1, 2001	147.37	92.68	93.93
March 31, 2002	228.42	144.17	95.15
March 30, 2003	275.16	116.20	72.83
March 28, 2004	358.44	204.04	96.91

The information presented in the performance graph indicates that $100 invested in the Company's Common Stock on March 28, 1999 would be worth $358.44 on March 28, 2004, which represents a compound annual rate of return of approximately 29.1%. The same amount hypothetically invested in the Dow Jones US Land Transportation Equipment Index would be worth $204.04, representing a compound annual gain of 15.3%. Also, $100 invested in the Dow Jones Industrial Averages would be worth $96.91, which represents a compound annual loss of approximately 0.6%.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee, with ratification by the Board of Directors, appointed Ernst & Young LLP to serve as independent public accountants for the fiscal year ending April 3, 2005 and at the Meeting, the Board will recommend that stockholders ratify such appointment. Representatives of Ernst & Young LLP are expected to be present at the Meeting with the opportunity to make a statement if they so desire and be available at that time to respond to appropriate questions. Amounts paid to Ernst & Young during the past fiscal year (2004) include annual audit fees of $169,626, audit related fees of $2500, tax fees of $121,637 and all other fees of $0. In fiscal year 2003 amounts paid to Ernst & Young included the annual audit fees of $174,500, audit related fees of $0, tax fees of $94,999 and all other fees of $0. The non-audit related fees in fiscal years 2004 and 2003 were fees for tax consulting and tax compliance.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2005

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE COMMON STOCK PRESENT AT THE MEETING IN PERSON OR REPRESENTED BY PROXY AND ENTITLED TO VOTE THEREON

PROPOSAL NO. 3
ADOPTION OF
RESTATEMENT OF BY-LAWS

Under the Corporation's Certificate of Incorporation, as amended, and applicable Delaware corporate law, changes to the Corporation's By-Laws may be adopted only by action of the shareholders and, if adopted at a shareholder meeting. must be approved by holders of a majority of the voting shares represented in person or by proxy at the meeting. The By-Laws have not been amended since 1991, when the date of the annual meeting of shareholders was moved from a date in December to a date in September.

As a result of an ongoing review of corporate structures and mechanisms in connection with implementing and responding to corporate governance issues and regulations adopted by the New York Stock Exchange and by the Securities and Exchange Commission, the Board of Directors believes that certain amendments to the Corporation's By-Laws are necessary and appropriate.

The Board of Directors of the Corporation unanimously recommends that the shareholders approve and adopt amendments to, and a restatement of, the By-Laws so that they will be in the form of Restated By-Laws attached as Appendix B to this Proxy Statement.

The principal changes incorporated in the proposed Restated By-Laws concern the formation and powers of committees of the Board of Directors. The Corporation's present by-laws permit the Directors to establish, annually at its organizational meeting, an Executive Committee and such other committees as the Board of Directors believe are necessary or appropriate and in exercise of that discretion the Directors have established the following standing committees: Audit Committee, Corporate Governance/Nominating Committee and Compensation Committee. The duties of these committees, and the composition of the membership on these committees, is generally mandated under NYSE or SEC regulations.

The proposed Restated By-Laws would require that the foregoing committees be established, giving them a continuity and a mandate not presently required by the current By-Laws. The Board of Directors believes that this status, coupled with enhancements set forth in the charters applicable to the respective Committees, will enhance the independence of the Committees and the Committees' role in corporate governance. The proposed Restated By-Laws continue to give the Directors the discretion to establish, annually, an Executive Committee (having general authority to act on most issues unless the full Board of Directors is in session) and other special committees as may be deemed necessary.

In addition to addressing the structure and requirement for these corporate governance committees, the proposed Restated By-Laws include various housekeeping changes including (i) eliminating duplicative, and possibly confusing, language relating to the powers and duties of Directors' Committees, (ii) providing the Directors with increased discretion and flexibility fixing the date, time and place for the annual meetings of shareholders and (iii) permitting the Board of Directors to determine whether the Chairman of the Board of Directors of the Corporation must be an officer of the Corporation or may be a "non-executive Chairman."

None of the changes reflected in the proposed Restated By-Laws changes the structure of the Board of Directors or term of office of the Directors of the Corporation or the manner of electing Directors nor would any of the changes constitute an "anti-takeover" or defensive mechanism. Even if adopted by the shareholders as recommended and proposed, shareholders of the Corporation holding a majority of the voting stock outstanding, acting with or without a meeting, retain the power to amend the Restated By-Laws.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ADOPTION OF THE RESTATEMENT OF BY-LAWS AS PROPOSED

APPROVAL OF THE RESTATEMENT OF BY-LAWS REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE COMMON STOCK PRESENT AT THE MEETING IN PERSON OR REPRESENTED BY PROXY AND ENTITLED TO VOTE THEREON

Additional Information Regarding Equity Compensation Plans

The following table sets forth information regarding the Company's equity compensation plans in effect as of July 1, 2004. Each of the company's equity compensation plans is an "employee benefit plan" as defined by Rule 405 of Regulation C of the Securities Act of 1933.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of shares of common stock to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares of common stock remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders:	676,500	$8.42	250,000
Equity compensation plans not approved by shareholders:	0	---	0
Totals:	676,500	$8.42	250,000

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to shares of the Common Stock which are held by (i) persons known to the Company to be the beneficial owners of more than 5% of said stock, (ii) each current Director, (iii) each Nominee, (iv) all current executive officers and Directors as a group, and (v) all Nominees as a group. For purposes of this proxy statement, beneficial ownership of securities is defined in accordance with the rules of the SEC and more generally as the power to vote or dispose of securities regardless of any economic interest therein. Unless otherwise indicated, the stockholders have sole voting and investment power with respect to the shares indicated. All information set forth on the following table is as of July 1, 2004, except as otherwise noted, and is taken from or based upon ownership filings made by such persons with the SEC or upon information provided by such persons to the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)
Brent D. Baird	122,200	(3)	2.3%
Steven A. Clifford	8,000		--
Patrick W.E. Hodgson	92,700		1.7%
Joseph D. Lehrer	2,000		--
Philip N. Robinson	6,000		--
Stephen G. Welch	250,937	(4)	4.5%
Dimension Fund Advisors 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	336,200		6.2%
John D. Weil 200 North Broadway, Ste. 825 St. Louis, MO 63102-2573	471,800		8.7%
All Current Directors, Nominees, and Executive Officers as a Group (11 persons)	675,206	(5)	11.7.0%
All Nominees as a Group (8 persons)	481,837	(6)	8.6%

(1) All beneficial ownership is sole and direct unless otherwise noted.
(2) No percent of class is given for holdings less than one percent of the outstanding Common Stock.
(3) Brent Baird owns directly 39,700 shares of which 7000 shares are held in a retirement plan for Mr. Baird. Mr. Baird may be deemed to have indirect ownership of 20,000 shares held by his wife. The figure in the table also includes shares held by persons and organizations who may be deemed to be Mr. Baird's associates, as defined in Rule 14a-1(a) under the Securities Exchange Act of 1934, as amended. Mr. Baird may be deemed to have shared voting power and/or dispositive power over such shares. However, Mr. Baird disclaims shared voting power, shared dispositive power and/or beneficial ownership of all such shares deemed to be indirectly beneficially owned.
(4) Includes 10,937 shares held through the Savings Plan as of July 1, 2004, and 210,000 shares subject to options exercisable at July 1, 2004.
(5) Includes an aggregate of 359,835 shares subject to options exercisable at July 1, 2004 (or becoming exercisable within 60 days thereafter) and an aggregate of 10,939 shares held through the Savings Plan as of July 1, 2004.
(6) Includes an aggregate of 210,000 shares subject to options exercisable at July 1, 2004 and an aggregate of 10,937 shares held through the Savings Plan as of July 1, 2004.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

The Company has retained the law firm of Greensfelder, Hemker & Gale, P.C., of which Mr. Lehrer is a stockholder and officer, relating to various matters.

Messrs. Hodgson and Baird are members of the Board of Directors of M&T Bank Corporation whose wholly owned subsidiary, M&T Bank, serves as the Company's principal depository. The Company pays usual and customary fees to M&T Bank for its banking services.

SOLICITATION OF PROXIES

The Company will bear the entire cost of preparing, assembling, printing and mailing this proxy statement and the enclosed form of proxy or voting instruction form (as the case may be), and of soliciting proxies. The Company will request banks and brokers to solicit their customers who beneficially own shares listed of record in names of nominees, and will reimburse those banks and brokers for their reasonable out-of-pocket expenses in connection with such solicitation. The initial solicitation of proxies by mail may be supplemented by telephone, telegram and in-person solicitation by directors, nominees for director, officers and other regular employees of the Company, but no additional compensation will be paid to such individuals.

The Company has retained W.F. Doring and Company to solicit proxies from individuals, brokers, bank nominees and other institutional holders. W.F. Doring and Company will be paid fees of approximately $2,500, and will be reimbursed for their reasonable expenses in connection with this solicitation.

Except as described in this proxy statement, to the best of the Company's knowledge, no person who has been a Director or executive officer of the Company since the beginning of its last fiscal year, no Nominee, nor any associate of the foregoing, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon, other than elections to office.

Individuals, brokers, banks and other institutional holders should direct questions concerning this solicitation or the procedure to be followed to execute and deliver a proxy to W.F. Doring and Company at (201) 420-6262.

STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Stockholders desiring to exercise their rights under the SEC's proxy rules to submit proposals for consideration by the stockholders at the 2005 Annual Meeting are advised that their proposals must be received by the Company no later than April 30, 2005 in order to be eligible for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

ANNUAL REPORT TO STOCKHOLDERS

The 2004 Annual Report of the Company, which includes consolidated financial statements for the fiscal period ended March 28, 2004 is being mailed to the stockholders with this proxy statement. The Annual Report is not to be considered part of the soliciting material.

OTHER MATTERS

The Board of Directors is not aware of any business to be presented at the Meeting, except the matters set forth in the Notice of Annual Meeting and described in this proxy statement. If any other matters properly come before the Meeting, the persons designated as agents in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

COPIES OF THE COMPANY'S REPORT ON FORM 10-K TO THE SEC CAN BE OBTAINED WITHOUT CHARGE BY STOCKHOLDERS (INCLUDING BENEFICIAL OWNERS OF THE COMPANY'S COMMON STOCK).

SHAREHOLDER RELATIONS DEPARTMENT
TODD SHIPYARDS CORPORATION
1801-16TH AVENUE SW
SEATTLE, WASHINGTON 98134

Michael G. Marsh
Secretary and General Counsel
July 22, 2004

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE
Of
TODD SHIPARDS CORPORATION

This Audit Committee Charter ("Charter") was adopted by the Board of Directors ("Board") of Todd Shipyards Corporation ("Company") on May 21, 2004.

I. Purpose

The Audit Committee of Todd Shipyards Corporation is a standing committee of the Board of Directors of the Corporation established by action of the Board permitted under the By-Laws of the corporation and the Delaware General Corporation Law. The primary objective and role of the Audit Committee is to assist the Board in fulfilling the Board's responsibilities by reviewing (i) the financial information provided by the corporation to shareholders and others, (ii) the accounting practices and principles followed by the corporation, (iii) compliance with the established accounting practices and principles, (iv) the process by which financial information is generated and audited, and (v) compliance with legal and regulatory requirements. It is intended that such review shall address the appropriateness and quality of the corporation's financial reporting as well as its adequacy and accuracy.

II. Membership

The Audit Committee shall consist of at least three members of the Board of Directors appointed annually by the full Board of Directors following its first meeting subsequent to its election at the Annual Meeting of Shareholders of the corporation. Each person appointed to membership on the Audit Committee shall be independent of management of the Company in accordance with criteria established by the principal market for the Company's Common Stock, applicable laws, and rules and regulations of the Securities and Exchange Commission ("SEC"). Each person appointed to membership on the Audit Committee shall be financially literate and at least one member of the Committee shall be an "audit committee financial expert" as that term is defined in Section 401(h) of Regulation S-K promulgated by the SEC. The Board of Directors may remove any member of the Committee during the period of appointment. The Audit Committee shall select from its members a Chairman.

III. Meetings and Procedures

The Chairman shall preside at each meeting of the Committee and set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company's certificate of incorporation or bylaws that are applicable to the Committee.

The Committee, in its entirety, shall meet at least twice per year and more frequently as the Committee deems necessary. The Committee (or the Committee Chairman if so designated by the Committee) shall also meet quarterly to review the Company's Form 10-Q prior to its filing.

The Company shall provide appropriate funding to be used as determined in the discretion of the Audit Committee to provide for the payment of compensation (i) to the Company's independent auditors in connection with the issuance of such auditors' report upon the financial statements of the Company and (ii) to such independent counsel or other advisers as may be deemed necessary or appropriate by the Audit Committee in fulfilling its role hereunder.

The Chairman of the Committee shall report to the Board following meetings of the Committee and as otherwise requested by the Chairman of the Board.

The Committee may conduct or authorize investigations into any matters within the scope of the powers and responsibilities delegated to the Committee.

IV. Duties and Responsibilities

The Audit Committee shall exercise an oversight function with respect to the Company's preparation and dissemination of financial information and shall report on such topics to the Board of Directors. This review function to be performed by the Audit Committee is not intended to relieve the Company's financial management executives from responsibility for maintaining and presenting financial information nor to relieve the independent auditors engaged by the corporation from their responsibilities. The goal of the Audit Committee's activities is to maintain free and open communications among the Company's directors, independent auditors, and internal financial management and accounting staffs as a means of achieving full and fair financial disclosure. The Manager of Internal Audit shall report directly to the Chairman of the Audit Committee and shall provide to the Audit Committee copies of all significant reports provided by Internal Audit to management, together with copies of management's responses thereto.

Although it is expected that the Audit Committee will adopt flexible policies and procedures in order to address changing conditions and concerns, it is expected that the following tasks will be performed by the Audit Committee on a recurring basis:

- The Audit Committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the board and the Audit Committee, as representatives of the Company's shareholders. The Audit Committee is directly responsible for the appointment, compensation, and oversight of the work of the independent auditors. The Audit Committee shall pre-approve (or establish procedures for pre-approval) any non-audit services to be provided to the Company by the independent auditors. The Audit Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, replace the independent auditors. The Audit Committee shall discuss with the independent auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Annually, the Audit Committee shall review and recommend to the Board the selection of the Company's independent auditors.

- The Audit Committee shall discuss with management and the independent auditors the overall scope and plans for the audit including the adequacy of staffing and compensation. The Audit Committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs. The Audit Committee shall meet separately with the independent auditors and with internal audit personnel, with and without management present, to discuss the results of their examinations.

- The Audit Committee shall discuss and review with management and or the independent auditors, as appropriate: (a) any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and (c) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, if any, on the financial statements of the Company.

- The Audit Committee shall review the interim financial statements and the MD&A with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. The Audit Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards. The Committee shall also review the earnings press release prior to issuance. The chairman of the Audit Committee may represent the entire committee for the purposes of such reviews.

- The Audit Committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-K, including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The review shall also include the press release announcing earnings, the MD&A as included in the 10-K and a review with management of reports on internal controls. The Audit Committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

- The Audit Committee shall discuss policies with respect to risk assessment and risk management. The Audit Committee shall further discuss with the Company's General Counsel any significant legal, compliance or regulatory matters that may have a material effect on the financial statements or the Company's business, financial statements or compliance policies, including material notices to or inquiries received from governmental agencies.

- The Audit Committee shall review the internal audit department's staffing, budget and responsibilities. The Committee shall review and approve the internal audit plan and shall also communicate with the Manager of Internal Audit at any time, as needed, to address concerns.

- The Audit Committee shall receive copies of and review on a timely basis reports from the independent auditors (including any other outside auditors) together with copies of all material written correspondence between such auditors and management.

- The Audit Committee shall review and evaluate the qualifications, performance and independence of the lead partner assigned to the engagement by the independent auditors.

- The Audit Committee shall set clear hiring policies applicable to the hiring of employees or former employees of the independent auditors by the Company.

- The Audit Committee shall review and discuss with management the types of financial information and earnings guidance provided, and the types of presentations made, to analysts and rating agencies.

- The Audit Committee shall prepare the report of the Audit Committee as required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee shall conduct and present to the Board an annual performance evaluation of the Committee, including its recommendation (if any) for changes in this Charter.

V. Ratification, Amendments and Disclosure

This Charter has been adopted by the Members of the Audit Committee and confirmed by the Board of Directors of the Company. No amendment to the Charter or action of the Board of Directors which would limit or restrict the duties, responsibilities, powers and rights of the Audit Committee or which would alter the qualifications for membership on the Audit Committee shall be effective without the consent of a majority of the members of the Audit Committee.

This Charter shall be made available on the Company's web site at www.toddpacific.com and to any shareholder who otherwise requests a copy. The Company's Annual Report to Shareholders shall state the foregoing.

APPENDIX B

proposed
RESTATED BY-LAWS

OF

TODD SHIPYARDS CORPORATION

ARTICLE I
OFFICES

Section 1. In addition to its principal office in the State of Delaware, the Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors shall from time to time determine.

ARTICLE II
STOCKHOLDERS' MEETINGS

Section 1. Time and Place. All meetings of the stockholders for the election of Directors shall be held at such place within such city as the Board of Directors may determine and which shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver or notice thereof.

Section 2. Annual Meeting. An annual meeting of the stockholders of the Corporation shall be held in September each year on such date and at such time and location as shall be determined by the Board of Directors. At such meeting the stockholders entitled to vote thereat shall elect by a plurality vote a Board of Directors, and may transact such other business as may properly be brought before the meeting.

Section 3. Special Meetings. Special meetings of the stockholders of the Corporation may be held only upon the call of the Chairman of the Board, the President or a majority of the members of the Board of Directors. Such call shall state the time, place and purpose of the meeting.

Section 4. Notice of Stockholders' Meetings. Notice of the time and place of every meeting of stockholders and of the business to be acted on at such meeting shall be mailed by the Secretary or the officer performing his duties, at least ten days before the meeting, to each stockholder of record having voting power and entitled to such notice at his last known post office address; provided, however, that if a stockholder be present at a meeting, or in writing waives notice thereof before or after the meeting, notice of the meeting to such stockholder shall be unnecessary.

Section 5. Quorum. The holders of a majority of the stock of the Corporation issued and outstanding and having voting power present in person or represented by proxy shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, by the Certificate of Incorporation or by these By-laws, provided, however, that if a quorum is not present at any such meeting, a majority of the shares represented in person or by proxy shall nevertheless have power to adjourn any meeting from time to time without notice other than announcement at the meeting. The holders of a majority of the stock present and entitled to vote at a duly qualified meeting of the stockholders shall have power to act, unless the question is one upon which by express provision of a statute or of the Certificate of Incorporation or of these By-laws a different vote is required, in which case such express provision shall govern and control the decision of such questions.

Section 6. Voting. At every meeting of the stockholders each stockholder entitled to vote thereat shall be entitled to one vote for each share of stock having voting power registered in his name on the books of the Corporation, and may vote and otherwise act in person or by proxy appointed by an instrument in writing subscribed by such stockholder; but no proxy shall be voted or acted upon more than three (3) years after its date unless such proxy provides for a longer period.

Section 7. Business Meetings. At any meeting of the stockholders, only such business shall be conducted as shall have been properly brought before such meeting.

Section 8. Order of Business. The order of business at each meeting of the stockholders of the Corporation shall be determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without being limited to, the dismissal of business not properly presented, the maintenance of order and safety, the establishing of limitations on the time allotted to questions or comments on matters before the meeting and on the affairs of the Corporation, the establishing of restrictions on entry to the meeting after the time prescribed for the commencement thereof and the declaring of the opening and closing of the voting polls.

ARTICLE III
DIRECTORS

Section 1. Number, Tenure and Nomination. The property and business of the Corporation shall be managed by a Board of not less than three nor more than fifteen Directors. At all annual elections, each of the Directors shall be elected by the stockholders for a term of one year; provided that nothing herein shall be construed to prevent the election of a Director to succeed himself. Within the limits herein specified, the number of Directors shall be fixed and may be changed, from time to time, by resolution of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders, except as provided in the Certificate of Incorporation or Section 2 of Article III of these By-laws, and each Director elected shall hold office until his successor shall be elected and shall qualify. Directors need not be stockholders.

Section 2. Vacancies. If any vacancies occur in the Board of Directors caused by death, resignation, retirement, disqualification or removal from office of any Director or otherwise, or any new Directorship is created by any increase in the authorized number of Directors, a majority of the Directors then in office, though less than a quorum, may choose a successor or successors, or fill the newly created Directorship, and the Director so chosen shall hold office only until the expiration of the term of his predecessor or, as to any new Directorship, until the end of the term to which he is so chosen and until his successor shall by duly elected and qualified, unless sooner displaced.

Section 3. Regular Meetings. Regular meetings of the Board of Directors, which shall be held at least quarterly, shall be held at such dates, times and places as are fixed from time to time in advance by resolution of the Board of Directors. The Secretary or officer performing his duties shall give reasonable notice (which need not in any event exceed two days) of all meetings of Directors, provided that a meeting may be held without notice immediately after the annual election, and notice need not be given of regular meetings held at times fixed by resolution of the Board. Meetings may be held at any time without notice if all the Directors are present or if those not present waive notice either before or after the meeting. Notice by mail or telegraph to the usual business or residence address of the Directors not less than the time above specified before the meeting shall be sufficient. One-third of the Directors, but in no case less than two Directors, shall constitute a quorum for the transaction of business, and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors except as may be otherwise specifically provided by statute or by the Certificate of Incorporation or these By-laws.

Section 4. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board or any two Directors. No special meeting of the Board of Directors shall be held unless:

(a) Notice of the date, time and place of such meeting has been given to each Director not less than seven (7) days prior thereto; or

(b) Notice of the date, time and place of such meeting has been given not less than forty-eight (48) hours prior to the meeting and all Directors then in office (if they constitute a quorum) shall be present at the meeting in person or by conference telephone; or

(c) In the case of a meeting the notice of which is given not less than forty-eight (48) hours nor more than seven (7) days prior to the meeting, each Director not participating in such meeting in person or by conference telephone has given a written waiver of notice of the meeting prior to the convening of the meeting.

Notice of any special meeting shall be given by the Secretary at the request of the Chairman of the Board or any two Directors. The notice shall state the business to be transacted at the special meeting and only such business may be transacted thereat (unless all Directors are present at the meeting and waive this requirement). Notice of any special meeting may be given by U.S. mail, postage prepaid, telegraph, telecopy (with confirmed receipt) or overnight courier delivery.

Section 5. Quorum; Voting. A "majority of the whole Board" (as defined below) shall constitute a quorum for the transaction of business at any regular meeting or special meeting of the Board of Directors. The vote of a majority of the whole Board shall be required for any action of the Board of Directors. As used in these By-laws, "majority of the whole Board" shall mean a majority (i.e. if the number of Directors fixed by the Board of Directors in a resolution adopted pursuant to Section 1 of this Article III is even, one-half of such number plus one or, if the number of Directors fixed by the Board of Directors in a resolution adopted pursuant to Section 1 of this Article III is odd, one-half of such number rounded up to the next highest whole number) of the number of Directors fixed by the Board of Directors in a resolution adopted pursuant to Section 1 of this Article III.

Section 6. Compensation. The Board of Directors shall have power to determine and authorize the payment of compensation to the Directors for services to the Corporation, including fees for attendance at meetings of the Board of Directors, of the Executive Committee and of other committees and to authorize and direct the payment or reimbursement of expenses incurred in connection with such services, individually or on behalf of the Board or any authorized Committee.

Section 7. Organization; Election of Officers. The Board of Directors, as soon as practicable after the election of Directors in each year, shall:

(a) appoint from its members a Chairman of the Board, designate from its members the composition of standing Committees of the Board of Directors required by Article IV of these By-Laws and, in its discretion, designate the Chairman of each such Committee; and

(b) elect a President, one or more Vice Presidents and such other officers as it may deem proper, including designation of persons to serve as chief executive officer and chief financial officer. None of such officers need be a member of the Board of Directors.

The Chairman of the Board shall not be an officer of the Corporation unless also elected as the President of the Corporation or designated by the Board of Directors as the Chief Executive Officer of the Corporation. Two or more offices may be held by the same person, except that where the offices of President and Secretary are held by the same person, such person shall not hold any other office.

Section 8. Term of Officers. The term of office of all officers shall be until the next election of Directors and until their respective successors are chosen and qualified, or until they shall die or resign, but any officer may be removed from office at any time by the Board of Directors. Vacancies in any office may be filled by the Board at the meeting.

Section 9. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and Directors at which he is present and shall be included as a member of the Executive Committee of the Board if such Committee is established and shall have such other powers and duties as may be prescribed by the Board of Directors. In the absence of the Chairman from any meeting of the stockholders or directors, such meeting shall be chaired by, in the following order, the Chairman of the Executive Committee, the President of the Corporation (if a director) or the director present at such meeting with the longest continuous service as a member of the Board.

Section 10. The President and other Officers. Except as otherwise provided by the Board of Directors, the President of the Corporation shall be the chief executive officer of the Corporation and the chief administrative officer of the Corporation and shall have such other powers and duties as the Chairman of the Board or the Board of Directors shall prescribe. The other officers of the Corporation shall have such powers and duties as usually pertain to their offices, except as modified by the Board of Directors, and shall also have such powers and duties as may from time to time be conferred upon them by the Board of Directors.

ARTICLE IV
BOARD COMMITTEES

Section 1. Committees Generally. The Board of Directors shall, by a resolution passed by a majority of the whole Board, appoint one or more Committees in accordance with Section 2 of this Article IV to act on behalf of the Board in certain matters and assist in the discharge of the Board's management of the Corporation. The duties and powers of each such Committee shall be evidenced by the resolution establishing the Committee and may, as to certain Committees, be set forth in a Charter which shall be subject to revision only with the consent of the Committee; provided, however, that no such Committee shall have the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in said Committee, the power or authority to amend the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board as provided in Section 151(a) of the General Corporation Law of the State of Delaware fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class of classes of stock of the Corporation), adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amend the By-laws of the Corporation.

Section 2. Standing and Other Committees. As soon as practicable after the election of Directors in each year, the Board of Directors shall appoint such standing committees of the Board of Directors as may be required under applicable federal or state securities law or under the listing standards and requirements applicable to the principal trading market for the Corporation's equity securities, including without limitation Committees focusing upon audit, compensation, governance, nominations and similar matters. The scope and terms of such Standing Committees shall be established by resolutions of the Board, shall comply with applicable requirements of independence of the members thereof, and be subject to revision as provided therein in the discretion or with the consent of the Board. In addition, the Board of Directors may establish as a Standing Committee an Executive Committee which shall have and may exercise during the intervals between meetings of the Board all of the powers vested in the Board of Directors except those non-delegable powers set forth in Section 1 of this Article IV. If the Board appoints an Executive Committee, its membership shall include the Chairman of the Board of the Corporation, and the President of the Corporation if the President is a member of the Board. The Executive Committee shall have the power and authority to declare a dividend with respect to any class of stock of the Corporation, authorize the issuance of any class of stock of the Corporation and adopt a certificate of ownership and merger. Such Committee shall continue in existence until the next annual election of Directors, unless sooner terminated by a resolution passed by a majority of the whole Board. The Board of Directors shall have the power at any time to exchange the membership of the Executive Committee, to fill any vacancies in the Executive Committee, to limit by resolution the authority of the Executive Committee, and to prescribe by resolution, rules and regulations for the operation of the Executive Committee. The Board may also establish such other limited or special purpose Committees as it may deem necessary or appropriate.

Section 3. Quorum; Voting. A "majority of the whole committee" (as defined below) shall constitute a quorum for the transaction of business of the Executive Committee and any other committee established by the Board of Directors pursuant to Section 2 of this Article V. The vote of a majority of the whole committee shall be required for any action of the Executive Committee and any other committee of the Board of Directors established pursuant to Section 2 of this Article IV. The vote of a majority of the whole committee shall be required for any action of the Executive Committee and any other committee of the Board of Directors established pursuant to Section 2 of this Article IV. "Majority of the whole committee" shall mean a majority (i.e., if the total number of members of the committee designated by the Board or Directors and these By-laws to serve on the Committee is even, one-half of such number plus one, or, if the total number of members of the committee designated by the Board of Directors and these By-laws to serve on such committee is odd, one-half of such number rounded up to the next highest whole number) of the number of members of the committee designated by the Board of Directors and these By-laws to serve on such committee.

ARTICLE V
NOTICE

Section 1. Form and Delivery. Whenever under the provisions of a statute or of the Certificate of Incorporation or of these By-laws, notice is required to be given to any Director or stockholder, it shall not be construed to mean personal notice, but such notice maybe given in writing, by mail, addressed to such Director or stockholder at such address as appears on the books of the Corporation, and such notice shall be deemed to be given at the time when the same shall thus be mailed; and notice to any Director may in lieu of mail be given by electronic or facsimile transmission. Whenever notice is required to be given, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE VI
STOCK

Section 1. Form. Certificates of stock shall be of such form and device as the Board of Directors may elect and shall be signed by the Chairman of the Board of Directors, the President, or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, but where any such certificate is signed (1) by a transfer agent or an assistant transfer agent or (2) by a transfer clerk acting on behalf of the Corporation and by a registrar, the signatures of any such officers of the Corporation may be facsimiles, engraved or printed.

Section 2. Transfers. The stock of the Corporation shall be transferable or assignable only on the books of the Corporation by the holders in person, or by attorney, on the surrender of the certificates therefore. The Board of Directors may appoint one or more transfer agents and registrars of the stock.

Section 3. Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 4. Lost or Destroyed Certificates. The Board of Directors may direct a new certificate of certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit if that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its sole discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate of certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 5. Stock Transfer Books. The Board of Directors shall have the power to close the stock transfer books of the Corporation for a period not exceeding 60 days preceding the date of any meeting of stockholders, or the date for payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect. In lieu of closing the stock transfer books as aforesaid, the Board of Directors is hereby authorized to fix in advance a date, not exceeding 60 days preceding the date of any meeting of stockholders or the date for the payment of any dividend or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, as a record date for the determination of the stockholders entitled to notice of and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividends, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

ARTICLE VII
CORPORATE FUNDS AND SECURITIES

Section 1. Depositaries and Signatures. The Board of Directors is authorized to select such depositaries as it shall deem proper for the funds of the Corporation. All checks and drafts against such deposited funds shall be signed and countersigned by persons to be specified by the Board of Directors.

Section 2. Securities Accounts and Voting. The Board of Directors is authorized to select such depositaries as it shall deem proper for custody of securities owned or held by or for the benefit of the Corporation and to designate officers entitled to act with respect to the purchase or sale thereof subject to such direction from the Board of Directors or any Committee thereof. Unless otherwise determined by the Board of Directors, the President of the Corporation shall be entitled to exercise on behalf of the Corporation any voting rights associated with any such securities.

ARTICLE VIII
SEAL

Section 1. The Corporate seal of the Corporation shall be in such form as the Board of Directors shall prescribe. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE IX
INDEMNIFICATION

Section 1. Indemnification. The Corporation shall indemnify any person who was or is a party or witness, or is threatened to be made a party or witness, to any threatened, pending or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the Corporation or any predecessor of the Corporation), whether civil, criminal, administrative or investigative (including a grand jury proceeding), by reason of the fact that he or she (a) is or was a director or officer of the Corporation or any predecessor of the Corporation or (b) as a director or officer of the Corporation or any predecessor of the Corporation, is or was serving at the request of the Corporation or any predecessor of the Corporation as a director, officer, employee, agent, partner or trustee (or in any similar position) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the fullest extent authorized or permitted by the Delaware General Corporation Law and any other applicable law, as the same exists or may hereafter be amended (but, in the case of such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, or in connection with any appeal thereof; provided, however, that, except as provided in the next paragraph of this Section 1 of Article IX with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such person in connection with an action, suit or proceeding (or part thereof initiated by such person only if the initiation of such action suit or proceeding or part thereof was authorized by the Board of Directors). Such right to indemnification shall include the right to payment by the Corporation of expenses incurred in connection with any such action, suit or proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer in advance of the final disposition of such action, suit or proceeding shall be made only upon the delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced it is should be determined ultimately that such director or officer is not entitled to be indemnified under this Section 1 of Article IX or otherwise.

Any indemnification or advancement of expenses required under this Section 1 of Article IX shall be made promptly and in any event within sixty days, upon the written request of the person entitled thereto. If a determination by the Corporation that the person is entitled to indemnification pursuant to this Section 1 of Article IX is required, and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved such request. If the Corporation denies a written request for indemnity or advancement of expenses, in whole or part, or if payment in full pursuant to such request is not made within sixty days, the right to indemnification and advancement of expenses as granted by this Section 1 of Article IX shall be enforceable by the person in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action or proceeding shall also be indemnified by the Corporation, it shall be a defense to any such action (other than an action brought to enforce a claim for the advancement of expenses pursuant to this Section 1 of Article IX where the required undertaking has been received by the Corporation) that the claimant has not met the standard of conduct set forth in the General Corporation Law of Delaware, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board of Directors, independent legal counsel or the stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Counsel Law, nor the fact that there has been an actual determination by the Corporation (including the Board of Directors, independent legal counsel or the stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 1 of Article IX shall not be deemed exclusive of any other rights (whether supplementary or in addition to or inconsistent with those provided in this Section 1 of Article IX) to which those seeking indemnification or advancement of expenses or contribution may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall incur to the benefit of the heirs, executors and administrators of such a person. Any repeal or modification of the provisions of this Section 1 of Article IX shall not affect any obligations of the Corporation or any rights regarding the indemnification and advancement of expenses of a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person. Any repeal or modification of the provisions of this Section 1 of Article IX shall not affect any obligations of a director, officer, employee or agent with respect to any threatened, pending or completed action, suit or proceeding for which indemnification or the advancement of expenses is requested, in which the alleged cause of action accrued at any time prior to such repeal or modification.

The Corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or is or was serving at the request of the Corporation or any predecessor of the Corporation, is or was serving at the request of the Corporation or any predecessor of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Section 1 of Article IX, the Delaware General Corporation Law or otherwise.

If this Section 1 of Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer of the Corporation or any predecessor of the Corporation as to expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, a grand jury proceeding and an action, suit or proceeding by or in the right of the Corporation or any predecessor of the Corporation, to the fullest extent permitted by any applicable portion of this Section 1 of Article IX that shall not have been invalidated, by the Delaware General Corporation Law or by any other applicable law.

ARTICLE X
AMENDMEMNTS

Section 1. These By-laws may be amended, altered, changed, added to or repealed by resolutions adopted by holders of a majority of the outstanding common stock of the Corporation.

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TODD SHIPYARDS CORPORATION

2004 ANNUAL REPORT

GENERAL OVERVIEW

Todd Shipyards Corporation (the "Company") was organized in 1916 and has operated a shipyard in Seattle, Washington (the "Shipyard") since incorporation. The Company is incorporated under the laws of the State of Delaware and operates the Shipyard through a wholly owned subsidiary, Todd Pacific Shipyards Corporation ("Todd Pacific"). The Company's general offices are located at 1801 16th Avenue S.W., Seattle, Washington 98134-1089, and its telephone number is (206) 623-1635. Information about the Company is available to the public on the internet at www.toddpacific.com. Todd Pacific, historically, has been engaged in the repair/overhaul, conversion and construction of commercial and military ships. In fiscal year 2000, the Company shifted its main business focus from new construction projects to repair, maintenance and overhaul opportunities. This strategy resulted in the award of two major five year cost-type contracts for phased maintenance work. At the time, this work included three Navy aircraft carriers and six Navy surface combatant class vessels stationed in the Puget Sound area.

The maintenance work performed on the Navy aircraft carriers, which began during the first quarter of fiscal year 2000 is referred to as the Planned Incremental Availability ("PIA") contract. Fiscal year 2004 was the last year remaining on this contract. Subsequent to the end of fiscal year 2004, the Department of the Navy awarded the Company a five-year, cost-type contract for similar work on the NIMITZ CLASS aircraft carriers (CVN) home ported in Puget Sound.

The maintenance work performed on the Navy surface combatant vessels is referred to as the Combatant Maintenance Team ("CMT") contract. Work on the CMT contract began in the second quarter of fiscal year 2001.

In addition to these two long-term multi-ship contracts, in June 2001, the Company was awarded by the Navy, a six-year, cost-type contract, under which the Navy has options to have the Company perform maintenance work on the Auxiliary Oiler Explosive ("AOE") class vessels. This contract represents the fourth consecutive, multi-year contract that the Company has been awarded by the Navy on the AOE class vessels. The three previous AOE contracts, which were each five years in duration, were all awarded on a competitive basis. This cost type contract provides for phased maintenance repairs to four Navy AOE class supply ships stationed in the Puget Sound area. The original contract included options for thirteen repair availabilities to be performed between 2001 and 2007 and was expected to have a notional value of approximately $180 million if all of the options were exercised. Since the award, five repair availabilities have been accomplished.

During the first quarter of fiscal year 2003, the Navy announced its intention to transfer the USS Rainier (AOE 7) and the USS Bridge (AOE 10) to the Military Sealift Command ("MSC") which results in five availabilities that will not be exercised under this contract. AOE 7 was transferred to MSC in August 2003. AOE 10 is currently scheduled to be transferred in the summer of 2004. The Company anticipates that MSC will contract for future work on these two vessels on a competitive basis. The potential impact of these transfers on the Company's future revenues will depend on such factors as the expenditures for maintenance by MSC, the Company's capacity to bid on future AOE 7 and AOE 10 work, and the Company's bidding success if such bids are submitted.

During the fourth quarter of fiscal year 2004, the Company announced that it was informed by the Navy that the USS Sacramento (AOE 1) is scheduled to be decommissioned on or about October 1, 2004. Of the two remaining availabilities on AOE 1, one was exercised on a reduced scale as a five-week, pier-side availability. The availability, originally scheduled for 12 weeks in duration, was to include a dry docking of the ship. The other availability of AOE 1 will not occur due to its decommissioning. The Company does not know at this point if it will be involved in any of the work related to the decommissioning of AOE 1.

The AOE contract contains options for two remaining repair availabilities on the USS Camden (AOE 2) before the contract expires in 2007. There is no assurance that these two remaining options will be exercised by the Navy in whole or in part.

During the fourth quarter of fiscal year 2004, the Company was awarded by the United States Coast Guard, a cost plus incentive fee contract under which the Coast Guard has options to have the Company provide maintenance of two Polar class icebreakers. This contract extends through September 2008 and marks the first time the Coast Guard has used a long term phased-maintenance approach on these icebreakers. The Company has performed similar work for the Coast Guard over the past several years under individual, competitively bid, firm fixed price contracts.

Also during the fourth quarter of fiscal year 2004, the Company entered into a contract with Electric Boat Corporation of Groton, Connecticut to support work on the Trident submarines. The work is being performed under a cost plus incentive fee contract with Electric Boat for fabrication work, and a firm fixed price contract for the associated project management and quality assurance work.

During the fourth quarter of fiscal year 2004, the Company confirmed its expected participation, along with Southwest Marine, Inc., San Diego Division, on the team lead by Bath Iron Works, a subsidiary of General Dynamics (NYSE:GD), to perform Post Shakedown Availability work ("PSA") on DDG-51 Aegis Destroyers ("Destroyers"). The U.S. Navy contract for this work, which was awarded to Bath Iron Works, includes options for PSA work to be accomplished in Navy homeports of Everett, Washington and Pearl Harbor, HI. Any work that the Company performs for Bath Iron Works will be accomplished under a cost plus award fee subcontract still to be finalized between Bath Iron Works and the Company. Work will be performed between 2005 and 2007. The PSA work primarily involves the installation of system and equipment upgrades and/or ship alterations as required.

In addition to the above mentioned contracts and agreements, the Company engages in repair, overhaul and conversion work on other Navy vessels, other U.S. Coast Guard vessels, ferries, container vessels, tankers, fishing vessels, cruise ships, barges, and tug supply vessels.

Organizational Changes:
On May 27, 2003, the Company announced the resignation of Roland H. Webb, President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary of Todd Shipyards Corporation. Mr. Webb's resignation was effective May 30, 2003. The Company also announced on June 4, 2003, that Thomas V. Van Dawark would succeed Mr. Webb as President and Chief Operating Officer of Todd Pacific Shipyards Corporation.

OPERATIONS OVERVIEW

The Company's repair and overhaul work ranges from relatively minor repairs to major overhauls and often involves the dry-docking of the vessel under repair. Since the late 1980's, repair and overhaul opportunities available to domestic, private-sector shipyards have been impacted by the downsizing and relocation of the active Navy fleet. The impact has had both positive and negative effects on domestic shipyards depending on their proximity to the affected Navy fleet operations. Also affecting private shipyards is the impact of stationing vessels at Navy home ports, the availability and scheduling of maintenance and overhauls, the location of marine accidents and conditions within the maritime industry as a whole.

Commercial repair and overhaul contracts are obtained by competitive bidding, awarded by negotiation or assigned by customers who have a preference for a specific shipyard. On jobs that are advertised for competitive bids, owners usually furnish specifications and plans which become the basis for an agreed upon contract. Repair and overhaul jobs are usually contracted on a fixed-price or time and material basis.

The majority of the Company's Government ship repair and overhaul contracts are awarded on an option basis under one of the Company's three cost-type contracts with the Navy and the Coast Guard. These contracts provide for reimbursement of costs, to the extent allocable and allowable under applicable government regulations, and payment of an incentive or award fee based on the Company's performance with respect to certain pre-established criteria. The Company also performs repair and overhaul work for the Navy and the Coast Guard on a fixed price basis through a formal bidding process.

The Company's commercial and Government ship repair and overhaul contracts contain customer payment terms that are determined by mutual agreement. Typically, the Company is periodically reimbursed through progress payments based on the achievement of certain agreed to benchmarks less a specified level of retention. Some vessel owners contracting for repair, maintenance, or conversion work also require some form and amount of performance and payment bonding, particularly state agencies. Because of these requirements the Company is bonded for certain projects in the cumulative amount of $2.1 million at March 28, 2004.

SELECTED FINANCIAL DATA

(In thousands of dollars, except per share data)

The following table summarizes certain selected consolidated financial data of the Company, which should be read in conjunction with the accompanying consolidated financial statements of the Company included in Item 8.

	Years Ended									
	03/28/04		03/30/03		03/31/02		04/01/01		04/02/00	
Operations:										
Revenue	$ 147,794		$ 151,811		$ 121,945		$ 116,545	(6)	$ 123,851	
Operating income	2,166	(1)	5,098	(4)	6,902		11,950	(7)	5,610	(8)
Net income	4,032	(2)	4,110	(4)	7,018		16,727		8,132	
Net income per share of common stock										
Basic EPS	0.76		0.78		1.05		1.74		0.83	
Diluted EPS	0.72		0.74		1.03		1.73		0.82	
Financial position:										
Working capital	36,362	(3)	42,525		37,129	(5)	59,293		64,880	
Fixed assets	28,244	(3)	16,634		16,595		17,358		17,356	
Total assets	147,902		141,580		133,680	(5)	164,900		139,209	
Stockholders' equity	$ 71,371		$ 69,534		$ 65,997	(5)	$ 93,081		$ 76,185	

(1) Operating income was impacted unfavorably by reduced commercial and other non-Navy volumes, higher direct costs on a fixed priced project, a non-cash charge arising from the provision for anticipated workers compensation claims costs due to the bankruptcy of one of the Company's previous insurance carriers, and higher overhead expenses.

(2) Net income was favorably impacted by a decrease in federal income tax expense due to the decrease in income before income taxes and the decrease in income tax expense of $1.1 million resulting from the resolution in the fourth quarter of certain income tax contingencies that were established in previous years.

(3) Early in fiscal year 2004, the Company announced a special capital budget of approximately $13 million for improvements to its Seattle shipyard facility during its fiscal years 2004 and 2005. These improvements include the replacement of a major pier, a stormwater collection and discharge system and significant upgrades to its electrical system and are in addition to the Company's routine annual capital expenditures. During fiscal year 2004, the Company spent approximately $10.0 million of the special facilities capital budget and $4.6 million on other shipyard capital expenditures.

(4) Operating income was impacted unfavorably by a non-recurring, non-cash charge of $0.8 million arising from the settlement of a portion of the Company's pension liabilities. This settlement transferred a portion of the Company's pension liability to an international labor union organization. Under the provisions of pension accounting, the settlement of these liabilities triggered recognition of certain cumulative differences between pension plan assumptions and actual results.

(5) In fiscal year 2002, the Company repurchased an aggregate of 4,136,124 shares of its common stock at a price of $8.25 per share through its tender offer ("Dutch Auction") that was completed as of July 31, 2001. The Company's working capital, total assets, and stockholders' equity declined approximately $34 million as a result of the share repurchases and related transactions.

(6) The Company's 2001 revenues were impacted favorably by an agreement reached with the U.S. Navy to share in certain environmental insurance costs. Under terms of the agreement, the Company was able to invoice and record revenue of $3.9 million during the fourth quarter of fiscal year 2001. The agreement also allowed the Company to invoice and recognize an additional $1.7 million in revenues in each of fiscal years 2002, 2003 and 2004, respectively. In addition, the Company received a favorable arbitration award on the Margarita II, a floating electrical power plant that was completed in fiscal year 2000. The award allowed the Company to recognize $1.9 million of revenue in the fourth quarter of fiscal year 2001.

(7) During fiscal year 2001, the Company recorded a net insurance settlement of $2.1 million, which was partially offset by a $1.5 million environmental and other reserve charge, resulting in an increase to income from operations of $0.6 million.

(8) During fiscal year 2000, the Company recorded an additional $5.6 million operating charge for environmental and other reserves. This charge was partially offset by a $0.9 million insurance settlement the Company reached with one of its insurance carriers.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Notes to the Consolidated Financial Statements elsewhere in this report are an integral part of Management's Discussion and Analysis of Financial Condition and Results of Operations and should be read in conjunction herewith. The following discussion and analysis of financial condition and results of operations contain forward-looking statements, which involve risks and uncertainties. The Company's actual results in future periods may differ significantly from the results discussed in or anticipated by such forward looking statements. Certain factors, which may impact results for future periods, are discussed below under the captions "Overview - Profitability," and "Environmental Matters." Readers should also consider the statements and factors discussed under the caption "Operations Overview" on this Annual Report and the discussion of environmental matters and related bodily injury claims set forth in Item 3 of the Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended March 28, 2004, together with the Notes to the Company's Consolidated Financial Statements for the fiscal year then ended. The Annual Report on Form 10-K , together with the Company's other reports under the Securities Exchange Act of 1934, are available at the Company's website at www.toddpacific.com and in the Commission's EDGAR database at www.sec.gov.

OVERVIEW

Fiscal year 2004 started slowly, primarily because the Company's scheduled work for the Navy during the first quarter was postponed by ship deployments in support of military operations in Iraq. However, the Company's revenue increased significantly during the second quarter of the year. This increase was primarily attributable to a large concentration of repair, maintenance and overhaul work that was awarded under each of the Company's three U.S. Navy phased maintenance contracts as the previously deployed ships returned home. During this same period, the Company's commercial and non-Navy repair business was somewhat reduced, in part due to drydock maintenance projects that removed two of the company's docks from service for approximately 30 days each.

During the first half of fiscal year 2004, the Company recorded $65.6 million, or 44% of its full year revenue. The Company's operating and net income during the six month period were unfavorable because of the limited amount of Navy work in the first quarter, the impact of the reduced work on the Company's commercial and non-Navy results, and the impact of the $2.5 million provision for workers compensation claims arising from the bankruptcy of Fremont Indemnity Company, the Company's former workers compensation insurance carrier.

The financial results for the third and fourth quarters of this year were significantly stronger as revenues for the second half of the year increased to $82.2 million, an increase of 25% from the volumes experienced during the first half of the year. A significant portion of the increased revenues, operating income and net income experienced in the second half of the year was attributable to the high volume of Navy work that had been previously deferred due to military operations in Iraq. In spite of the improvement in the financial results for the second half, the Company's results were somewhat diminished by the Navy's decision to reduce the scope of work the Company performed on the USS Sacramento because of the ship's pending decommissioning. In addition, the Company experienced higher direct costs than planned on a fixed priced project that commenced in the third quarter and was completed early in the Company's fiscal year 2005. The impact of these cost increases, which had no corresponding revenue associated with them, reduced operating income by approximately $0.8 million.

For the full year ended March 28, 2004, the Company recorded revenue of $147.8 million, a decrease of $4.0 million, or approximately 3%, from fiscal year 2003 reported revenue of $151.8 million. This revenue decrease is primarily attributable to reduced commercial and other non-Navy work volumes.

During fiscal year 2004, the Company recorded operating income of $2.2 million on revenue of $147.8 million, or approximately 1% of revenue. This represents a decrease in operating income of $2.9 million, or approximately 58% from fiscal year 2003 operating income of $5.1 million. The decline in operating income was due to the previously mentioned reduced commercial and other non-Navy volumes, higher direct costs on a fixed priced project, a non-cash charge arising from the provision for anticipated workers compensation claim costs due to the bankruptcy of the Company's former workers compensation insurance carrier, and higher overhead expenses.

In addition, the Company recognized a $0.6 million gain on available for sale securities and $1.7 million in non-operating investment income for the year ended March 28, 2004. These amounts in addition to the operating income reported, resulted in fiscal year 2004 income before income tax expense of $4.5 million.

Auxiliary Oiler Explosive ("AOE") Contract

In June 2001, the Company was awarded by the Navy, a six-year, cost-type contract, under which the Navy has options to have the Company perform maintenance work on the Auxiliary Oiler Explosive ("AOE") class vessels. This contract represents the fourth consecutive, multi-year contract that the Company has been awarded by the Navy on the AOE class vessels. The three previous AOE contracts, which were each five years in duration, were all awarded on a competitive basis. This cost type contract provides for phased maintenance repairs to four Navy AOE class supply ships stationed in the Puget Sound area. The original contract included options for thirteen repair availabilities to be performed between 2001 and 2007 and was expected to have a notional value of approximately $180 million if all of the options were exercised. Since the award, five repair availabilities have been accomplished.

During the first quarter of fiscal year 2003, the Navy announced its intention to transfer the USS Rainier (AOE 7) and the USS Bridge (AOE 10) to the Military Sealift Command ("MSC") which results in five availabilities that will not be exercised under this contract. AOE 7 was transferred to MSC in August 2003. AOE 10 is currently scheduled to be transferred in the summer of 2004. The Company anticipates that MSC will contract for future work on these two vessels on a competitive basis. The potential impact of these transfers on the Company's future revenues will depend on such factors as the expenditures for maintenance by MSC, the Company's capacity to bid on future AOE 7 and AOE 10 work, and the Company's bidding success if such bids are submitted.

During the fourth quarter of fiscal year 2004, the Company announced that it was informed by the Navy that the USS Sacramento (AOE 1) is scheduled to be decommissioned on or about October 1, 2004. Of the two remaining availabilities on AOE 1, one was exercised on a reduced scale as a five-week, pier-side availability. The availability, originally scheduled for 12 weeks in duration, was to include a dry docking of the ship. The other availability of AOE 1 will not occur due to its decommissioning. The Company does not know at this point if it will be involved in any of the work related to the decommissioning of AOE 1.

The AOE contract contains options for two remaining repair availabilities on the USS Camden (AOE 2) before the contract expires in 2007. There is no assurance that these two remaining options will be exercised by the Navy in whole or in part.

Combatant Maintenance Team ("CMT") Contract

During the first quarter of fiscal year 2001, the Company was awarded, by the Department of the Navy on a sole source basis, a five year, cost-type contract for the repair and maintenance which at the time included six surface combatant class vessels (frigates and destroyers) stationed in the Puget Sound area. Although the Navy has not released a notional value of the maintenance work, the Company believes that the value may be approximately $60 million to $75 million if all options are exercised. Work on this contract is being performed primarily in the Company's Seattle shipyard.

Planned Incremental Availability ("PIA")

Subsequent to the end of fiscal year 2004, the Department of the Navy awarded the Company a five-year, cost-type contract with the long-term overhaul and maintenance to the NIMITZ CLASS aircraft carriers (CVN) home ported in Puget Sound. The contract consists of multiple contract options for planned incremental availabilities (PIA's), docking planned incremental availabilities (DPIA's) and continuous maintenance and upkeep for the USS

LINCOLN (CVN-72), USS STENNIS (CVN-74), USS NIMITZ (CVN-68) and USS VINSON (CVN-70) when they are in Puget Sound. The work includes all types of non-nuclear ship repair, alteration and maintenance. All on-board work is accomplished by the Company workforce at Puget Sound Naval Shipyard in Bremerton, Washington, or Naval Station Everett.

The work is performed under a cost plus award fee with performance incentive fee contract and represents the second contract for aircraft carrier maintenance awarded to the Company. The first such contract, recently expired, was awarded in 1999. The Company is supported in this effort by various regional suppliers and subcontractors. Significant support is provided by the Company's two teaming partners for this contract, Pacific Ship Repair and Fabrication ("PacShip") and AMSEC LLC ("AMSEC"). The notional value for this five-year contract is approximately $133 million if all options are exercised. There is no assurance that all options will be exercised, in whole or in part.

United States Coast Guard – Multi-ship; Multi-options (MSMO contract)

During the fourth quarter of fiscal year 2004, the United States Coast Guard awarded the Company a contract to provide maintenance of two Polar Class icebreakers. The contract consists of multiple contract options for planned maintenance availabilities (PMA's) and docking planned maintenance availabilities (DPMA's) for the POLAR STAR (WAGB-10) and POLAR SEA (WAGB-11). The availabilities, and their companion planning options, extend through the last DPMA ending August 2008, and the last PMA ending on September 2008. The work to be performed includes availability planning and generalized ship maintenance and repairs as needed, with emphasis on propulsion and deck machinery work. The Company expects to team with the Coast Guard to identify the appropriate best value work scope and technical solutions for support of the two icebreakers. The Company will be supported in this effort by various regional suppliers and subcontractors.

The work will be performed under a cost plus incentive fee contract. The Company has performed similar work for the Coast Guard over the past several years under individual, competitively bid, firm fixed priced contracts. This current award marks the first time the Coast Guard has used a long term phased-maintenance approach on the two Polar Class icebreakers home ported in Seattle. The notional value of all options, if exercised by the Coast Guard, is approximately $50 million. There is no assurance that all options will be exercised, in whole or in part.

Electric Boat

During the fourth quarter of fiscal year 2004, the Company entered into a contract with Electric Boat Corporation of Groton, Connecticut ("Electric Boat") to support work on Trident submarines. During the period from May to September 2003, the Company completed planning and preparation work for Electric Boat. The Company has begun work on a follow-on contract to fabricate components and to accomplish associated steel outfitting, project management and quality assurance functions. This contract is associated with the retrofit work being accomplished by Electric Boat on the USS OHIO (SSBN 726) at the Puget Sound Naval Shipyard.

The Company's work is being performed under a cost plus incentive fee contract with Electric Boat for the fabrication work, and a firm fixed price contract for the associated project management and quality assurance work. The total value of these contracts is approximately $5.3 million and the work is scheduled to be completed in May 2004.

Bath Iron Works

During the fourth quarter of fiscal year 2004, the Company confirmed its expected participation, along with Southwest Marine, Inc., San Diego Division, on the team lead by Bath Iron Works, a subsidiary of General Dynamics (NYSE:GD), to perform Post Shakedown Availability work ("PSA") on DDG-51 Aegis Destroyers ("Destroyers"). The U.S. Navy contract for this work, which was awarded to Bath Iron Works, includes options for PSA work to be accomplished in Navy homeports of Everett, Washington and Pearl Harbor, HI.

The Company's expected participation will include the performance of the PSA work on between one and three Destroyers that are expected to be home ported in Everett, Washington. The first option, if exercised by the Navy, is anticipated to require work in the first quarter of calendar 2005 and would have a value of approximately $9 million. Any work that the Company performs for Bath Iron Works will be accomplished under a cost plus award fee subcontract still to be finalized between Bath Iron Works and the Company. If the Navy stations the second and third Destroyers at Everett, Washington and exercises options for PSA work on those ships, the anticipated contract value to the Company for its expected work on all three ships will be approximately $30 million between 2005 and 2007. The PSA work primarily involves the installation of system and equipment upgrades and/or ship alterations as required.

Business Volume and Backlog

At March 28, 2004 the Company's backlog consists of approximately $19 million of repair, maintenance, and conversion work. This compares with backlogs of approximately $22 million and $46 million at March 30, 2003 and March 31, 2002, respectively. The Company's current backlog is primarily attributable to firm repair, maintenance and conversion work scheduled for completion during fiscal year 2005.

Since work under the Company's Navy and Coast Guard phased maintenance contracts is at the option of the Navy and the U.S. Coast Guard, the Company cannot provide assurance as to the timing or level of work that may be performed under these contracts. Therefore, the decrease in the backlog is primarily due to the timing of the availabilities for the phased maintenance contracts. Projected revenues from these contracts are not included in the Company's backlog until contract options are exercised by these customers.

Profitability

The Company's future profitability depends largely on the ability of the Shipyard to maintain an adequate volume of ship repair, overhaul and conversion business to augment its longer-term contracts. The variables affecting the Company's business volume include public support provided to competing Northwest shipyards, excess west coast and industry-wide shipyard capacity, foreign competition, governmental legislation and regulatory issues, activity levels of the U.S. Navy, competitors' pricing behavior, and Company labor efficiencies, work practices and estimating abilities. Other factors that can contribute to future profitability include the amounts of annual expenditures needed to ensure continuing serviceability of the Company's owned and leased machinery and equipment.

The Company continues to respond aggressively to the increasingly competitive shipbuilding and repair industry. In addition to management's focus on the profitability of existing Shipyard operations through reduced operating costs, improved production efficiencies, customer needs and the pursuit of new business volume, management continues to evaluate options for deployment of assets with a view to improving the Company's return on investment.

Critical Accounting Policies

The Company's established accounting policies are outlined in the footnotes to the Consolidated Financial Statements (contained in Notes to Consolidated Financial Statements on this Annual Report) entitled "Principal Accounting Policies." As part of its reporting responsibilities, management continually evaluates and reviews the adequacy of its accounting policies and methods as new events occur. Management believes that its policies are applied in a consistent manner that provides the user of the Company's financial statements with a current, accurate and complete presentation of information in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements requires the use of judgments and estimates. The Company's critical accounting policies are described below to provide a better understanding of how these judgments and estimates can impact the Company's financial statements. A critical accounting policy is one that management believes may contain difficult, subjective or complex estimates and assessments and is fundamental to the Company's results of operation. The Company has identified its most critical accounting policies as those which relate to: 1) Revenue Recognition, 2) Environmental Remediation, Bodily Injury, Other Reserves, and Insurance Receivable and 3) Deferred Pension Asset and Accrued Post Retirement Health Benefits.

Revenue Recognition

The Company recognizes revenue, contract costs, and profit on the percentage-of completion method based upon direct labor hours incurred. Using the percentage-of-completion method requires the Company to make certain estimates of the total cost to complete a project, estimates of project schedule and completion dates, estimates of the percentage at which the project is complete, estimates of annual overhead rates and estimates of amounts of any probable unapproved claims and/or change orders. These estimates are continuously evaluated and updated by experienced project management and accounting personnel assigned to these activities, and senior management also reviews them on a periodic basis. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are generally reflected in revenue in the current period.

The Company has considerable experience in managing multiple projects simultaneously and in preparing accurate cost estimates, schedules and project completion dates. However, many factors, including but not limited to weather, fluctuations in material prices, labor shortages, and timely availability of materials can affect the accuracy of these estimates and may impact future revenues either favorably or unfavorably.

U.S. Government procurement standards are followed to determine the allowability as well as the allocability of costs charged to Government contracts. Costs incurred and allocated to contracts with the U.S. Government are closely scrutinized for compliance with underlying regulatory standards by Shipyards personnel, and are subject to audit by the Defense Contract Audit Agency ("DCAA"). Other than normal cost accounting issues raised by the DCAA as a result of their regular, ongoing reviews, the Company is not aware of any outstanding issues with the DCAA.

Environmental Remediation, Bodily Injury, Other Reserves and Insurance Receivable

The Company faces potential liabilities in connection with the alleged presence of hazardous waste materials at its Seattle shipyard and at several sites used by the Company for disposal of alleged hazardous waste. The Company has also been named as a defendant in a number of civil actions alleging damages from past exposure to toxic substances, generally asbestos, at former Company facilities that are now closed. At March 28, 2004, the Company maintained aggregate reserves of $32.0 million for pending claims and assessments relating to these environmental matters, including $23.1 million associated with the Company's Seattle shipyard site and $8.1 million for asbestos or bodily injury related claims.

The Company has various insurance policies and agreements that provide coverage on the costs to remediate these environmental sites and for the defense and settlement of bodily injury claims. At March 28, 2004, the Company had recorded an insurance receivable of $29.2 million relating to these environmental and bodily injury matters, including $23.1 million associated with the Company's Seattle shipyard site and $5.8 million for bodily injury related claims.

Included in the reserves are sediment remediation costs for Harbor Island of $13.5 million that are expected to occur in fiscal year 2005. These costs are reflected in the Company's balance sheet under current liabilities. Likewise, the insurance receivable of $13.5 million relating to these reserves is reflected in the Company's balance sheet under current assets.

The Company reviews these matters on a continual basis and revises its estimates of known liabilities and insurance recoveries when appropriate. The Company follows guidance provided in Statement of Position 96-1, "Environmental Remediation Liabilities" for recording its environmental liabilities and recoveries. The Company accounts for bodily injury liabilities in accordance with Financial Accounting Standards Board No. 5, "Accounting for Contingencies."

Estimating environmental remediation liabilities requires judgments and assessments based upon independent professional knowledge, the experience of Company management and legal counsel. Environmental liabilities are based on judgments that include calculating the cost of alternative remediation methods and disposal sites, changes in the boundaries of the remediation areas, and the impact of regulatory changes. Bodily injury liabilities are based on judgments that include the number of outstanding claims, the expected outcome of claim litigation and anticipated settlement amounts for open claims based on historical experience. The Company does not accrue liabilities for unknown bodily injury claims that may be asserted in the future due to uncertainties of the number of cases that may be filed and the extent of damages that may be alleged.

The development of liability estimates that support both environmental remediation and bodily injury reserves involve complex matters that include the development of estimates and the use of judgments. The actual outcome of these matters may differ from Company estimates. To the extent not covered by insurance, increases to environmental remediation and bodily injury liabilities would unfavorably impact future earnings.

The Company's insurance recoveries for environmental remediation and bodily injury claims are estimated independently from the associated liabilities and are based on insurance coverages or contractual agreements negotiated with its former insurance companies. These policies and agreements are primarily with two insurance companies. Based upon the current credit rating of both of these companies, the Company anticipates that both insurance companies will be able to satisfy their respective obligations under the policy or agreement. However, if this assumption is incorrect and either of these companies is unable to meet its future financial commitments, the Company's financial condition and results of operation could be adversely affected.

Pension Asset and Accrued Post Retirement Health Benefits

The Company's employee pension and other post retirement benefit costs and obligations are governed by Financial Accounting Standards No.87 and No. 106. Under these rules, management determines appropriate assumptions about the future, which are used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, health care cost trends, inflation rates, long-term rates of return on plan assets, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable expectations of future events. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in such future periods. While management believes the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other post retirement benefits costs and obligations. See Note 7 to the Financial Statements for more information regarding costs and assumptions for employee pension and other post retirement benefits.

YEAR TO YEAR COMPARISONS

2004 Compared with 2003

Net income for fiscal year 2004 decreased by $0.1 million, or 2% from fiscal year 2003 levels. This decrease was attributable to the reduced volume of commercial and non-Navy work, higher overhead expenses, and the non-cash charge arising from the provision for anticipated workers compensations claims due to the bankruptcy of one of the Company's previous insurance carriers. This decrease was mostly offset by a decrease in federal income tax expense of $1.1 million resulting from the resolution in the fourth quarter of certain income tax contingencies that were established in previous years.

Revenues

The Company recorded revenue of $147.8 million during fiscal year 2004, which represents a decrease of $4.0 million, or approximately 3%, from fiscal year 2003 reported revenue of $151.8 million. This is primarily attributable to reduced commercial and other non-Navy work volumes.

Cost of Revenues

Cost of revenues for fiscal year 2004 decreased by $1.6 million, or approximately 2% from fiscal year 2003. The majority of this decrease was attributable to decreases in work volumes experienced in fiscal year 2004 when compared to fiscal year 2003. Cost of revenues as a percentage of revenues was 73% and 72% for fiscal years 2004 and 2003, respectively.

The increase in cost of revenues as a percentage of revenue in fiscal year 2004 is primarily attributable to a charge recorded in the first quarter related to the unanticipated bankruptcy of one of the Company's previous insurance carriers. This charge, which reflects the Company's best estimate of the known liabilities associated with unpaid workers compensation claims arising from the two-year coverage period commencing October 1, 1998 is subject to change as additional facts are uncovered. Although the Company expects to recover a least a portion of these costs from the liquidation and other sources, the amount and the timing of any such recovery cannot be estimated currently and therefore no estimate of amounts recoverable is included in the current financial results.

Administrative and Manufacturing Overhead

Overhead costs for administrative and manufacturing activities increased by $1.3 million, or 3% from fiscal year 2003. Administrative and manufacturing overhead as a percentage revenue was approximately 26% and 24% for fiscal years 2004 and 2003, respectively. The increase in administrative and manufacturing overhead costs and as a percentage of revenue is attributable to increases in repair and maintenance expenses for the Company's dry docks, and expenses associated with recovery and maintaining the condition of the smaller of the Company's two dry docks that are leased from the U.S. Navy.

Provision for Environmental Reserves and Other

During fiscal year 2004 and fiscal year 2003, the Company received partial reimbursement of $0.2 million and $0.1 million, respectively from another Harbor Island potentially responsible party for certain past environmental costs incurred by the Company. This partial reimbursement is reflected in other insurance settlements in the Consolidated Statement of Income for the years ended March 28, 2004 and March 30, 2003.

During fiscal year 2003, the Company estimated that the expected remediation costs associated with the Company's operable units at the Harbor Island Superfund Site would increase by approximately $9.1 million. This increase in environmental reserves was offset by a $8.5 million increase in the Company's insurance receivable. The net amount of $0.6 million is reflected in the Company's operating results for fiscal year 2003 and is shown in the Consolidated Statements of Income under Provision for environmental and other reserves.

Investment and Other Income

Investment and other income in fiscal year 2004 increased by $0.5 million or approximately 38% when compared to fiscal year 2003. The increase in investment and other income reported during fiscal year 2004 is primarily attributable to accelerated lease payments of $0.8 million received by the Company from one of its warehouse tenants under the terms of a negotiated lease buyout initiated by the tenant.

In both fiscal year 2004 and fiscal year 2003, the Company's average funds available for investment purposes were $36.6 million.

Gain on Sale of available-for-sale securities

During fiscal year 2004, the Company reported a net gain of $0.6 million on the sale of available-for-sale securities, which is an increase of $0.6 million. The significant increase in gains on the sale of available-for-sale securities reported in fiscal year 2004 is primarily attributable to market conditions that were more favorable during fiscal year 2004 as compared to fiscal year 2003.

Income Taxes

In fiscal year 2004, the Company recognized federal income tax expense of $0.5 million. This represents a decrease of $1.7 million, or approximately 79% in federal tax expense when compared to fiscal year 2003. This decrease is attributable to the decrease in income before taxes in fiscal year 2004 and the decrease in income tax expense of $1.1 million resulting from the resolution in the fourth quarter of certain income tax contingencies that were established in previous years.

The effective income tax rates recorded in fiscal years 2004 and 2003 were 10% and 35%, respectively. The statutory income tax rates for both fiscal years 2004 and 2003 were 34% and 34%, respectively.

2003 compared with 2002

Net income for fiscal year 2003 decreased by $2.9 million, or 42% from fiscal year 2002 levels. This decrease was primarily attributable to a decrease in income before taxes of $4.6 million offset by a decrease in income taxes payable of $1.7 million. Net income for fiscal year 2003 was influenced as a result of the following components:

Revenues

The Company recorded revenue of $151.8 million during fiscal year 2003, which represents an increase of $29.9 million, or approximately 24%, over fiscal year 2002 reported revenue of $121.9 million. U.S. Navy phased maintenance contracts accounted for approximately $16.0 million of this increase, while increases in other commercial and government repair and overhaul activities, and new construction activities accounted for $8.9 million and $4.9 million, respectively.

Cost of Revenues

Cost of revenues for fiscal year 2003 increased by $24.6 million, or approximately 29% from fiscal year 2002. The majority of this increase was attributable to increases in work volumes experienced in fiscal year 2003 when compared to fiscal year 2002. Cost of revenues as a percentage of revenues was 72% and 70% for fiscal years 2003 and 2002, respectively. The increase in cost of revenues as a percentage of revenue in fiscal year 2003 is primarily attributable to higher direct costs on two fixed priced projects that commenced and were completed in the third quarter, as well as underestimating the direct costs to complete a third project that commenced later in the third quarter but was not completed until April 2003. The impact of these cost increases, which had no corresponding revenue, increased cost of revenues by approximately $3.7 million.

Also contributing, but to a lesser extent, was a non-recurring, non-cash charge of $0.8 million arising from the settlement of a portion of the Company's pension liabilities. This settlement transferred a portion of the Company's pension liability to an international labor union organization. Under the provisions of pension accounting, the settlement of these liabilities triggered recognition of certain cumulative differences between pension plan assumptions and actual results.

Administrative and Manufacturing Overhead

Administrative and manufacturing overhead increased $6.1 million, or approximately 20% from fiscal year 2002. This increase was attributable to an overall increase in production volumes as well as planned maintenance expenses and Company initiated process improvement costs. Administrative and manufacturing overhead as a percentage of revenue was approximately 24% in fiscal year 2003, which was consistent with the 25% rate experienced in the prior fiscal year.

Provision for Environmental Reserves and Other

During fiscal year 2003, the Company estimated that the expected remediation costs associated with the Company's operable units at the Harbor Island Superfund Site would increase by approximately $9.1 million. This increase in environmental reserves was offset by a $8.5 million increase in the Company's insurance receivable. The net amount of $0.6 million is reflected in the Company's operating results for fiscal year 2003 and is shown in the Consolidated Statements of Income under Provision for environmental and other reserves.

Also, in fiscal year 2003 the Company received partial reimbursement from another Harbor Island potentially responsible party for certain past environmental costs incurred by the Company. This partial reimbursement in the amount of $0.1 million is reflected in other insurance settlements in the Consolidated Statement of Income for the year ended March 30, 2003.

In fiscal year 2002, the Company estimated that the remediation costs associated with its Harbor Island site would increase approximately $3.2 million. This amount was fully offset by a similar increase in the Company's insurance receivable. The Company also received $0.5 million in reimbursements from another potentially responsible party during fiscal year 2002.

Investment and Other Income

Investment and other income in fiscal year 2003 decreased by $0.6 million or approximately 32% when compared to fiscal year 2002. The decrease in investment and other income reported during fiscal year 2003 primarily reflects the reduction in the average funds available for investment purposes during the fiscal year, as well as lower investment yields generally available in the market.

In fiscal year 2002, the Company's average funds available for investment purposes were $44.8 million. In fiscal year 2003, the average funds available for investment purposes declined $8.2 million, or 18%, to $36.6 million. This decline reflects the results of the Company's Dutch Auction share repurchase of 4.1 million shares of its common stock that occurred during the second quarter of fiscal year 2002. This repurchase only affected a portion of the average funds available for investment purposes in fiscal year 2002, but affected the average funds available for the entire fiscal year 2003.

Gain on Sale of available-for-sale securities

During fiscal year 2003, the Company reported a net loss of $9 thousand on the sale of available-for-sale securities, which is a decrease of $2.2 million, or approximately 100% from fiscal year 2002. The significant decrease in gains on the sale of available-for-sale securities reported in fiscal year 2003 is primarily attributable to market conditions that were more favorable during fiscal year 2002..

Income Taxes

In fiscal year 2003, the Company recognized federal income tax expense of $2.2 million. This represents a decrease of $1.7 million, or approximately 43% in federal tax expense when compared to fiscal year 2002. This decrease is attributable to the decrease in income before taxes in fiscal year 2003. The effective income tax rates recorded in fiscal years 2003 and 2002 remained relatively unchanged at 35% and 36%, respectively. The statutory income tax rates for fiscal years 2003 and 2002 were 34% and 35%, respectively. Differences between effective rates and statutory rates reflect certain non-deductible expenses in both years.

ENVIRONMENTAL MATTERS AND OTHER CONTINGENCIES

The Company has provided total aggregate reserves of $32.0 million as of March 28, 2004 for its contingent environmental and bodily injury liabilities. Due to the complexities and extensive history of the Company's environmental and bodily injury matters, the amounts and timing of future expenditures is uncertain. As a result, there can be no assurance that the ultimate resolution of these environmental and bodily injury matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

The Company has various insurance policies and agreements that provide coverage of the costs to remediate environmental sites and for the defense and settlement of bodily injury cases. These policies and agreements are primarily with two insurance companies. Based upon the current credit rating of both of these companies, the Company anticipates that both parties will be able to perform under their respective policy or agreement. As of March 28, 2004, the Company has recorded an insurance receivable of $29.2 million to reflect the contractual arrangements with several insurance companies to share costs for certain environmental and other matters.

Included in the reserves are sediment remediation costs for Harbor Island of $13.5 million that are expected to occur in fiscal year 2005. These costs are reflected in the Company's balance sheet under current liabilities. Likewise, the insurance receivable of $13.5 million relating to these reserves is reflected in the Company's balance sheet under current assets.

The Company continues to negotiate with its insurance carriers and certain prior landowners and operators for past and future remediation costs. The Company has not recorded any receivables for any amounts that may be recoverable from such negotiations or other claims.

Ongoing Operations

Recurring costs associated with the Company's environmental compliance program are not material and are expensed as incurred. Capital expenditures in connection with environmental compliance are not material to the Company's financial statements.

Past Activities - Environmental

The Company faces significant potential liabilities in connection with the alleged presence of hazardous waste materials at its Seattle shipyard (the "Harbor Island Site") and at several sites used by the Company for disposal of alleged hazardous waste. The Company has also been named as a defendant in civil actions by parties alleging damages from past exposure to toxic substances at Company facilities. Information with respect to these contingencies and claims is provided in Item 3 in this report.

The Company's policy is to accrue costs for environmental matters in the accounting period in which the responsibility is established and the cost is estimable. The Company's estimates of its liabilities for environmental matters are based on evaluations of currently available facts with respect to each individual situation and take into consideration factors such as existing technology, presently enacted laws and regulations, and the results of negotiations with regulatory authorities. The Company does not discount these liabilities.

In fiscal year 2004, the Company spent $0.3 million for environmental site remediation. All of these costs are reimbursable to the Company through its insurance coverages. An additional $1.1 million in environmental site remediation was spent by third party vendors under the direction of the Company's management. These costs were paid directly to the third party vendors under the Company's insurance policies. Most of these expenditures were related to the Harbor Island Site.

The Company spent approximately $0.5 million and $0.2 million on environmental site remediation in fiscal years 2003 and 2002, respectively. Of these amounts, approximately $0.5 million and $0.2 million, respectively, were reimbursable to the Company under the Company's insurance policies.

In addition to environmental site remediation costs, the Company spent a net $2 thousand on bodily injury cases after reimbursement under the Company's insurance policies in fiscal year 2004. In fiscal year 2003 and 2002, the Company spent $25 thousand and $0.5 million, respectively for bodily injury cases after reimbursement under the Company's insurance policies.

Actual costs to address the Harbor Island Site and other environmental sites and matters will depend upon numerous factors, including the number of parties found liable at each environmental site, the method of remediation, outcome of negotiations with regulatory authorities, outcome of litigation, technological developments and changes in environmental laws and regulations. The Company entered into a Consent Decree with the EPA during the fourth quarter of fiscal year 2003. As a result the company increased its Harbor Island Site reserves by an additional $9.1 million at the end of fiscal year 2003.

In the fourth quarter of fiscal year 2001, the Company entered into a 30-year agreement with an insurance company that will provide the Company with broad-based insurance coverage for the remediation of the Company's operable units at the Harbor Island Superfund Site.

The agreement provides coverage for the known liabilities in an amount exceeding the Company's current booked reserves of $23.1 million. Additionally, the Company has entered into a 15-year agreement for coverage of any new environmental conditions discovered at the Seattle shipyard property that would require environmental remediation.

The Company funded this insurance premium from cash reserves in two installments. The first payment was made in the Company's fourth quarter of fiscal year 2001 and the second payment was made in the first quarter of fiscal year 2002. The Company recorded a non-current asset in the form of an insurance receivable in accordance with its environmental accounting policies at the time it entered into this agreement. This transaction did not have a material effect on the Company's results of operations, nor did the transaction have a material effect on stockholders' equity.

Past Activities – Asbestos and Related Claims
The Company has been named as a defendant in civil actions by parties alleging damages from past exposure to toxic substances, generally asbestos, at closed former Company facilities.

The cases generally include as defendants, in addition to the Company, other ship builders and repairers, ship owners, asbestos manufacturers, distributors and installers, and equipment manufacturers and arise from injuries or illnesses allegedly caused by exposure to asbestos or other toxic substances. The Company assesses claims as they are filed and as the cases develop, dividing them into two different categories based on severity of illness. Based on current fact patterns, certain diseases including mesothelioma, lung cancer and fully developed asbestosis are categorized by the Company as "malignant" claims. All other claims of a less medically serious nature are categorized as "non-malignant". The Company is currently defending approximately 25 "malignant" claims and approximately 563 "non-malignant" claims.

The relief sought in all cases varies greatly by jurisdiction and claimant. Included in the approximate 409 cases open as of March 28, 2004 are approximately 588 claimants. The exact number of claimants is not determinable as approximately 150 of the open cases include multiple claimant filings against 30-100 defendants. The filings do not indicate which claimants allege liability against the Company. The previously stated 595 claimants is the Company's best estimate taking known facts into consideration.

Approximately 373 claimants do not assert any specific amount of relief sought.

Approximately 160 claims contain standard boilerplate language asserting on behalf of each claimant a claim for compensatory damages of $2 million and punitive damages of $20 million against approximately 100 defendants. Approximately 20 claims set forth the same boilerplate language asserting $10-$20 million in compensatory and $10-$20 million in punitive damages on behalf of each claimant against approximately 30-100 defendants. Approximately 20 cases assert $1-$15 million in compensatory and $5-$10 million in punitive damages on behalf of each claimant against approximately 30-100 defendants.

Approximately 10 claimants seek compensatory damages of less than $100,000 per claim and approximately 5 claimants seek compensatory damages between $1 million and $15 million. The claims involved in the foregoing cases do not specify against which defendants which claims are made or alleged dates of exposure.

Based upon settled or concluded claims to date, the Company has not identified any correlation between the amount of the relief sought in the complaint and the final value of the claim. The Company and its insurers are vigorously defending these actions.

As a result of claims resolution during fiscal year 2004, bodily injury reserves declined from $9.4 million at March 30, 2003 to $8.1 million at March 28, 2004. Likewise, bodily injury insurance receivables declined from $7.1 million to $5.8 million. These bodily injury liabilities and receivables are classified within the Company's Consolidated Balance Sheets as environmental and other reserves, and insurance receivables, respectively.

The Company has entered into agreements with several of its insurers to provide coverage for a significant portion of settlements and awards related to these bodily injury claims. These agreements have aggregate limits on amounts to be paid overall and formulas for amounts of payment on individual claims. The two most significant agreements provide coverage applicable to claims of exposure to asbestos occurring between 1949 and 1976 and occurring between 1976 through 1987. Insurance coverage for exposures to asbestos was no longer available from the insurance industry after 1987. Due to changes in federal regulations in the 1970's that resulted in the swift decline in commercial and military application of asbestos and increased regulation over the handling and removal of asbestos, there exists minimal risk of claims arising from exposure after 1987. Contractual formulas are utilized to determine the amount of coverage from each agreement on each claim settled or litigated. Once the initial date of alleged exposure to asbestos is determined, all contractual years subsequent to that date participate in the settlement. Since all known claims involve alleged exposure prior to 1976, the 1976 through 1987 agreement will participate in the settlement or judgement of all outstanding claims that are settled or litigated. As a result, and as the years remaining calculation set forth below indicates, the 1976 through 1987 agreement will exhaust prior to the 1949 through 1976 agreement. Based on historical claims settlement data only, the Company projects that at March 28, 2004, the 1949 through 1976 agreement will provide coverage for an additional 21.6 years and the 1976 through 1987 agreement will provide coverage for an additional 5.4 years. At March 30, 2003, the Company projected that these agreements would provide coverage for an additional 20.4 years and 5.2 years, respectively. The Company resolved 15 malignant claims in 2004 compared with 13 in 2003 and 20 in 2002. If historical settlement patterns or the rate of filing for new cases change in future periods, these estimated coverage periods could be shorter or longer than anticipated. Moreover, if one or both of these coverages are exhausted at some future date, the Company's share of responsibility will increase for any subsequent claims and for legal expenses previously covered by these insurance agreements. In addition to providing coverage for assessments or settlements of claims, the agreements also provide for costs of defending and processing such claims.

Due to uncertainties of the number of cases, the extent of alleged damages, the population of claimants and size of any awards and/or settlements, there can be no assurance that the current reserves will be adequate to cover the costs of resolving the existing cases. Additionally, the Company cannot predict the eventual number of cases to be filed against it or their eventual resolution and does not include in its reserve amounts for cases that may be filed in the future. However, it is probable that if future cases are filed against the Company it will result in additional costs arising either from its share of costs under current insurance in place arrangements or due to the exhaustion of such coverage. The Company reviews the adequacy of existing reserves periodically based upon developments affecting these claims, including new filings and resolutions, and makes adjustments to the reserve and related insurance receivable as appropriate.

As the Company is not able to estimate its potential ultimate exposure for filed and unfiled claims against the Company, it cannot predict whether the ultimate resolution of the bodily injury cases will have a material effect on the Company's results of operations or stockholders' equity.

Other Reserves

During the first quarter of fiscal year 2004, the Company recorded a reserve of $2.5 million related to the unanticipated bankruptcy of one of its previous insurance carriers. The reserve, which reflects the Company's best estimate of the known liabilities associated with unpaid workers compensation claims arising from the two-year coverage period commencing October 1, 1998, is subject to change as additional facts are uncovered. These claims have reverted to the Company due to the liquidation of the insurance carrier. Although the Company expects to recover at least a portion of these costs from the liquidation and other sources, the amount and the timing of any such recovery cannot be estimated currently and therefore no estimate of amounts recoverable is included in the current financial results.

Since establishing the reserve during the first quarter, the Company has paid approximately $0.2 million in claims, which have been charged against the reserve.

LIQUIDITY, CAPITAL RESOURCES AND WORKING CAPITAL

At March 28, 2004, the Company's cash and cash equivalents, and securities available-for-sale balances were $1.3 million and $30.7 million, respectively, for a total of $32.0 million. At March 30, 2003 the Company's cash and cash equivalents, and securities available for sale balances were $9.1 million and $32.1 million, respectively, for a total of $41.2 million.

The Company anticipates that its cash, cash equivalents and marketable securities position, anticipated fiscal year 2005 cash flow, access to credit facilities and capital markets, taken together, will provide sufficient liquidity to fund operations for fiscal year 2005. Accordingly, shipyard capital expenditures are expected to be financed from working capital. A change in the composition or timing of projected work could cause planned capital expenditures and repair and maintenance expenditures to change.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $7.0 million for the year ended March 28, 2004. This amount was primarily attributable to fiscal year net income adjusted for depreciation, an increase in accounts payable and accruals, a decrease in the insurance receivable offset by an increase in costs and estimated profits in excess of billings on incomplete contracts and a decrease in environmental and other reserves.

Net cash provided by operating activities was $13.1 million for the year ended March 30, 2003 and was primarily attributable to fiscal year net income adjusted for environmental and other reserves and accounts receivable, offset by increases in insurance receivables.

Investing Cash Flows

Net cash used in investing activities was $13.2 million for the year ended March 28, 2004 and consisted primarily of purchases of marketable securities and capital expenditures offset by sales and maturities of marketable securities.

Net cash used in investing activities was $21.6 million for the year ended March 30, 2003 and consisted primarily of purchases of marketable securities and capital expenditures offset by sales and maturities of marketable securities.

Capital Expenditures

Early in fiscal year 2004, the Company announced a special capital budget of approximately $13.0 million for planned improvements to its Seattle shipyard facility during its fiscal years 2004 and 2005. These improvements include the replacement of a major pier, a stormwater collection and discharge system and significant upgrades to its electrical system and are in addition to the Company's routine annual capital expenditures. During fiscal year 2004, the Company spent approximately $10.0 million of the special facilities capital budget and $4.6 million on other shipyard capital expenditures.

The Company plans to finance these capital projects from its projected future cash flows and existing working capital.

During fiscal year 2003, the Company spent approximately $2.8 million on new capital assets.

The capital expenditures for fiscal year 2004 are in addition to ongoing repair and maintenance expenditures in the Shipyard of $4.8 million, $5.4 million, and $3.9 million in fiscal years 2004, 2003, and 2002, respectively. The decrease in fiscal year 2004 repair and maintenance costs when compared to fiscal year 2003 is primarily attributable to a decrease in direct labor costs associated with the Company's multi-year refurbishment plan of its owned dry dock.

Financing Activities

Net cash used in financing activities for fiscal year 2004 was $1.5 million. This consisted primarily of dividends paid on common stock, offset by proceeds from the exercise of stock options.

On March 19, 2004, the Company declared a dividend of ten cents ($0.10) per share, payable on June 23, 2004, to shareholders of record as of June 8, 2004. Based on the current number of outstanding shares, the impact of this dividend will be approximately $0.5 million.

Net cash provided by financing activities for fiscal year 2003 was $14 thousand. This consisted primarily of a reduction in restricted cash and proceeds from the exercise of stock options, offset by the purchase of treasury stock.

Credit Facility
In fiscal year 2002, Todd Pacific Shipyards Corporation, a wholly owned subsidiary of the Company, negotiated a $10.0 million revolving credit facility with interest payable at the prime rate. The credit facility, which is renewable on a bi-annual basis, provides Todd Pacific with greater flexibility in funding its operational cash flow needs. Todd Pacific had no outstanding borrowings as of March 28, 2004 and March 30, 2003, respectively.

Commitments
The Company is subject to certain minimum operating lease payments on one of its dry docks that are charged to expense. These operating leases contain renewal options and minimum annual maintenance requirements. The minimum lease commitments are summarized in Note 9 of the Notes to Consolidated Financial Statements.

A surety company has issued contract bonds totaling $2.1 million for current repair, maintenance and conversion jobs as of March 28, 2004. Todd Pacific's trade accounts receivable on certain bonded jobs secure these various contract bonds.

Stock Repurchase
During the third quarter of fiscal year 2003, the Board of Directors approved the repurchase of up to 500,000 shares of the Company's common stock from time to time in open market or negotiated transactions. Under this authorization, the Company repurchased during the first quarter of fiscal year 2004 an aggregate of 22,400 shares in open market transactions. The shares were purchased at an average price of $12.94 per share for total consideration of $289,887.

Also during fiscal year 2004, 154,000 shares of treasury stock were reissued pursuant to the exercise of stock options held by four officers of the Company. 6,553,377 shares were held as treasury stock as of March 28, 2004.

The Company repurchased an aggregate of 19,500 shares during fiscal year 2003 in open market transactions at an average price of $12.44 per share for total consideration of $242,592. Also during fiscal year 2003, 7,334 shares of treasury stock were reissued pursuant to the exercise of stock options held by two officers of the Company. 6,684,977 shares were held as treasury stock as of March 30, 2003.

LABOR RELATIONS

Todd Pacific Shipyards currently operates under the terms and conditions of a collective bargaining agreement with the Puget Sound Metal Trades Council (the bargaining umbrella for all unions at Todd Pacific Shipyards). The three-year agreement is in effect from August 1, 2002 to July 31, 2005. The Company believes its relationship with its labor unions to be stable.

ACCOUNTING CHANGES

Beginning in fiscal year 2003, the Company elected to apply the expense recognition provisions of FAS No. 123. The recognition provisions are applied to stock option grants awarded subsequent to March 31, 2002. The Company has adopted FAS No. 123 as it is designated as the preferred method of accounting for stock-based compensation.

Previously, the Company had applied the disclosure only provisions of FAS No. 123 and accounted for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option price.

Note 1, item (J) to the Consolidated Financial Statements includes pro forma information as if the expense recognition provisions of FAS No. 123 were applied to stock option grants for all periods presented, based on the valuation of the option as of the date of the grants.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143), which is effective for fiscal years beginning after June 15, 2002 (fiscal year 2004 for the Company). FAS No. 143 provides accounting and reporting standards for recognizing obligations related to asset retirement costs associated with the retirement of tangible long-lived assets. Under FAS No. 143, legal obligations associated with the retirement of long-lived assets are to be recognized at fair value in the period in which they are incurred if a reasonable estimate of fair value can be made. The fair value of the asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and expensed using a systematic and rational method over the assets' useful lives. Any subsequent changes to the fair value of the liability will be expensed. The adoption of FAS No. 143 did not have a material impact on the Company's financial position, results of operations, or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. Under FAS No. 146, a liability for a cost associated with an exit or disposal activity will be recognized and measured initially at fair value only when the liability is incurred. FAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("Issue 94-3"). The principal difference between FAS No. 146 and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. FAS No. 146 will only impact the Company if it incurs exit or disposal activities. If and when an exit or disposal activity occurs, management will record such activity under the rules of FAS No. 146.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to older entities in the first fiscal year or interim period ending after December 15, 2003. Disclosure requirements apply to financial statements issued after January 31, 2003. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. Since the Company has no contractual relationship or other business relationship with a variable interest entity, the adoption of FIN 46 did not have any effect on its consolidated financial position or results of operations.

On May 15, 2003, the FASB issued SFAS No. 150 (FAS No. 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FAS No. 150 requires that certain financial instruments, which under previous guidance could be accounted for as equity, be classified as liabilities in statements of financial position. FAS No. 150 represents a significant change in practice in accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and was effective for the Company at the beginning of our second quarter ended September 28, 2003. The adoption of SFAS No. 150 had no material impact on the Company's financial position, results of operations, or cash flows.

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's stock is listed on the New York Stock Exchange (the "NYSE"). The following table sets forth, by quarter, the high and low composite sales prices of the stock as reported by the NYSE.

Quarter Ended:	High	Low
June 30, 2002	17.12	11.10
September 29, 2002	15.20	11.45
December 29, 2002	15.85	11.65
March 30, 2003	14.43	12.70
June 29, 2003	16.03	12.56
September 28, 2003	17.24	14.90
December 29, 2003	18.26	15.82
March 28, 2004	17.80	17.70

On May 21, 2004 the high and low prices of the Company's common stock on the NYSE were $17.40 and $17.10, respectively.

At May 21, 2004 there were 1,658 holders of record of 5,402,656 outstanding shares of common stock. During fiscal year 2004, the Company declared a ten cents ($0.10) per share cash dividend to be paid each quarter. The first dividend payment commenced on June 23, 2003 to shareholders of record as of June 2, 2003. Subsequent dividend payments were made each quarter, on September 23, 2003, December 23, 2003 and March 23, 2004.

On March 19, 2004, the Company declared a dividend of ten cents ($0.10) per shared to be paid June 23, 2004 to all shareholders of record as of June 8, 2004. On May 21, 2004, the Company declared a dividend of ten cents ($0.10) per share to be paid September 23, 2004 to all shareholders of record as of September 8, 2004.

It is the intent of the Company to consider and act upon the payment of future dividends on a regular quarterly basis. Future dividend declarations will depend, among other factors, on the Company's earnings and prospects, its cash position and investment needs.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Todd Shipyards Corporation

We have audited the accompanying consolidated balance sheets of Todd Shipyards Corporation and subsidiaries (the "Company") as of March 28, 2004 and March 30, 2003, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended March 28, 2004. Our audits also included the financial statement schedule listed in the index at item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Todd Shipyards Corporation and subsidiaries at March 28, 2004 and March 30, 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 28, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 16 to the financial statements, beginning March 31, 2002, the Company changed its method of accounting for stock-based employee compensation.

Seattle, Washington /s/Ernst & Young LLP
May 14, 2004

REPORT OF MANAGEMENT

The management of Todd Shipyards Corporation is responsible for the preparation, fair presentation, and integrity of the information contained in the financial statements in this Annual Report on Form 10-K. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts determined using management's best estimates and judgments.

The company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are recorded properly to produce reliable financial records. The system of internal controls includes appropriate divisions of responsibility, established policies and procedures (including a code of conduct to promote strong ethics) that are communicated throughout the company, and careful selection, training and development of our people. The company conducts a corporate audit program to provide assurance that the system of internal controls is operating effectively.

Our independent registered public accounting firm has performed audit procedures deemed appropriate to obtain reasonable assurance that the financial statements are free of material misstatement.

The Board of Directors provides oversight to the financial reporting process through its Audit and Compliance Committee, which meets regularly with management, corporate audit, and the independent registered public accounting firm to review the activities of each and to ensure that each is meeting its responsibilities with respect to financial reporting and internal controls.

Finally, each of the undersigned has personally certified that the information contained in this Annual Report on Form 10-K is accurate and complete in all material respects, and that there are in place sound disclosure controls designed to gather and communicate material information to appropriate personnel within the company.

/s/ Stephen G. Welch
Stephen G. Welch
President and Chief Executive Officer

/s/ Scott H. Wiscomb
Scott H. Wiscomb
Chief Financial Officer

TODD SHIPYARDS CORPORATION
CONSOLIDATED BALANCE SHEETS
MARCH 28, 2004 and MARCH 30, 2003
(In thousands of dollars)

	2004	2003
ASSETS		
Cash and cash equivalents	$ 1,328	$ 9,053
Securities available-for-sale	30,682	32,126
Accounts receivable, less allowance for doubtful accounts of $48 and $98		
U. S. Government	5,591	4,322
Other	2,039	3,928
Costs and estimated profits in excess of billings on incomplete contracts	14,367	6,251
Inventory, less allowance for obsolescence of $139 and $237	1,223	1,434
Insurance receivable – current	13,500	-
Deferred taxes	867	-
Other current assets	1,233	1,268
Total current assets	70,830	58,382
Property, plant and equipment, net	28,244	16,634
Restricted cash	2,936	3,030
Deferred pension asset	28,725	29,709
Insurance receivable	15,748	32,427
Other long-term assets	1,419	1,398
Total assets	$ 147,902	$ 141,580
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Accounts payable and accruals	$ 14,616	$ 9,244
Accrued payroll and related liabilities	2,032	2,606
Billings in excess of costs and estimated profits on incomplete contracts	1,924	1,357
Taxes payable other than income taxes	2,298	1,417
Environmental and other reserves – current	13,500	-
Income taxes payable	98	787
Deferred taxes	-	446
Total current liabilities	34,468	15,857
Environmental and other reserves	18,511	35,055
Accrued post retirement health benefits	15,791	16,588
Deferred taxes	4,930	3,025
Other non-current liabilities	2,831	1,521
Total liabilities	76,531	72,046
Commitments and contingencies		
Stockholders' equity:		
Common stock $.01 par value-authorized 19,500,000 shares, issued 11,956,033 shares at March 28, 2004 and March 30, 2003 and outstanding 5,402,656 at March 28, 2004 and 5,271,056 at March 30, 2003	120	120
Paid-in capital	38,114	38,405
Retained earnings	79,918	78,573
Accumulated other comprehensive income	393	429
Treasury stock (6,553,377 shares at March 28, 2004 and 6,684,977 shares at March 30, 2003)	(47,174)	(47,993)
Total stockholders' equity	71,371	69,534
Total liabilities and stockholders' equity	$ 147,902	$ 141,580

The accompanying notes are an integral part of this statement.

TODD SHIPYARDS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years Ended March 28, 2004, March 30, 2003, and March 31, 2002
(in thousands, except per share amounts)

	2004	*2003*	*2002*
Revenues	$ 147,794	$ 151,811	$ 121,945
Operating expenses:			
Cost of revenues	107,758	109,406	84,787
Administrative and manufacturing overhead	38,115	36,832	30,721
Provision for environmental and other reserves	-	600	-
Other insurance settlements	(245)	(125)	(465)
Total operating expenses	145,628	146,713	115,043
Operating income	2,166	5,098	6,902
Investment and other income	1,717	1,240	1,816
Gain (loss) on available-for-sale securities	619	(9)	2,216
Income before income tax expense	4,502	6,329	10,934
Income tax (expense) benefit	(470)	(2,219)	(3,916)
Net income	4,032	4,110	7,018
Net income per Common Share:			
Basic	$ 0.76	$ 0.78	$ 1.05
Diluted	$ 0.72	$ 0.74	$ 1.03
Dividends declared, per common share	$ 0.50	$ 0.00	$ 0.00
Weighted Average Shares Outstanding			
Basic	5,306	5,283	6,677
Diluted	5,569	5,553	6,827

The accompanying notes are an integral part of this statement.

TODD SHIPYARDS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 28, 2004, March 30, 2003, and March 31, 2002
(in thousands of dollars)

	2004	*2003*	*2002*
OPERATING ACTIVITIES:			
Net income	$ 4,032	$ 4,110	$ 7,018
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	2,996	2,774	3,020
Deferred pension asset	984	1,114	(65)
Post retirement health benefits	(797)	(816)	(783)
Deferred income taxes	592	951	3,339
Decrease (increase) in operating assets:			
Costs and estimated profits in excess of billings on incomplete contracts	(8,116)	(603)	3,971
Inventory	211	55	42
Accounts receivable	620	7,574	321
Insurance receivable	3,179	(5,629)	(696)
Other (net)	219	(787)	6
Increase (decrease) in operating liabilities:			
Accounts payable and accruals	4,590	88	(9,691)
Accrued payroll and related liabilities	736	295	1,377
Billings in excess of costs and estimated profits on incomplete contracts	567	(1,507)	1,231
Environmental and other reserves	(3,044)	6,588	737
Income taxes payable	(689)	(1,130)	263
Other (net)	881	20	475
Net cash provided in operating activities	6,961	13,097	10,565
INVESTING ACTIVITES:			
Purchases of marketable securities	(11,435)	(29,741)	(9,491)
Sales of marketable securities	5,504	7,663	35,863
Maturities of marketable securities	7,339	3,300	5,550
Capital expenditures	(14,606)	(2,825)	(2,171)
Other	-	-	-
Net cash provided by (used in) investing activities	(13,198)	(21,603)	29,751
FINANCING ACTIVITIES:			
Restricted cash	94	210	878
Purchase of treasury stock	(290)	(243)	(34,631)
Proceeds from exercise of stock options	853	47	246
Dividends paid on common stock	(2,145)	-	-
Collection of notes receivable from officers for common stock	-	-	415
Net cash provided by (used in) financing activities	(1,488)	14	(33,092)
Net increase (decrease) in cash and cash equivalents	(7,725)	(8,492)	7,224
Cash and cash equivalents at beginning of period	9,053	17,545	10,321
Cash and cash equivalents at end of period	$ 1,328	$ 9,053	$ 17,545
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 23	$ -	$ 5
Income taxes	950	2,133	319
Non-cash investing and financing activities:			
Impairment of available-for-sale securities	$ -	$ 260	$ -

The accompanying notes are an integral part of this statement.

TODD SHIPYARDS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended March 28, 2004, March 30, 2003, and March 31, 2002
(in thousands of dollars)

	2004		2003		2002	
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock						
Balance at beginning of the year	5,271,056	$ 120	5,283,222	$ 120	9,362,680	$ 120
Purchase of treasury stock	(22,400)	-	(19,500)		(4,136,124)	-
Exercise of stock options	154,000	-	7,334	-	56,666	-
Balance at end of the year	5,402,656	$ 120	5,271,056	$ 120	5,283,222	$ 120
Paid-in Capital						
Balance at beginning of the year	-	$ 38,405	-	$ 38,295	-	$ 38,186
Stock based compensation	-	205	-	116	-	217
Proceeds from exercise of stock options	-	(256)	-	(6)	-	(108)
Reclass of put option liability	-	(240)	-	-	-	-
Balance at end of the year	-	$ 38,114	-	$ 38,405	-	$ 38,295
Retained Earnings						
Balance at beginning of the year	-	$ 78,573	-	$ 74,463	-	$ 67,445
Net income for the year	-	4,032	-	4,110	-	7,018
Dividends declared	-	(2,687)	-	-	-	-
Balance at end of the year	-	$ 79,918	-	$ 78,573	-	$ 74,463
Accumulated Other Comprehensive Income						
Balance at beginning of the year	-	$ 429	-	$ 922	-	$ 1,271
Net change in unrealized gains (losses) on available-for-sale securities	-	(36)	-	(493)	-	(349)
Balance at end of the year	-	$ 393	-	$ 429	-	$ 922
Treasury Stock						
Balance at beginning of the year	-	$(47,993)	-	$(47,803)	-	$(13,526)
Purchase of treasury stock	-	(290)	-	(243)	-	(34,631)
Exercise of stock options	-	1,109	-	53	-	354
Balance at end of the year	-	$(47,174)	-	$(47,993)	-	$(47,803)
Notes from Officers						
Balance at beginning of the year	-	-	-	-	-	(415)
Notes Receivable from officers for common stock	-	-	-	-	-	415
Balance at end of the year	-	$ -	-	$ -	-	$ -
Comprehensive Income						
Net Income	-	$ 4,032	-	$ 4,110	-	$ 7,018
Other comprehensive income (loss) per above	-	(36)	-	(493)	-	(349)
Total comprehensive income	-	$ 3,996	-	$ 3,617	-	$ 6,669

The accompanying notes are an integral part of this statement

1. PRINCIPAL ACCOUNTING POLICIES

(A) ***Basis of Presentation*** - The Consolidated Financial Statements include the accounts of Todd Shipyards Corporation (the "Company") and its wholly owned subsidiaries Todd Pacific Shipyards Corporation ("Todd Pacific") and TSI Management, Inc. ("TSI"). All inter-company transactions have been eliminated. The Company's policy is to end its fiscal year on the Sunday nearest March 31. Certain reclassifications of prior year amounts in the Consolidated Financial Statements have been made to conform to the current year presentation, including the classification of certain other reserves and the related insurance receivable.

(B) ***Business*** - The Company's primary business is ship overhaul, conversion and repair for the United States Government, state ferry systems, and domestic and international commercial customers. The majority of the Company's work is performed at either its Seattle, Washington facility (the "Shipyard") or at the Puget Sound Naval Shipyard in Bremerton, Washington, by a unionized production workforce.

(C) ***Property, Plant and Equipment*** – Property, plant and equipment is carried at cost, net of accumulated depreciation. The Company capitalizes certain major overhaul activities when such activities are determined to increase the useful life or operating capacity of the asset. Depreciation and amortization are determined on the straight-line method based upon estimated useful lives (5-31 years) or lease periods; however, for income tax purposes, depreciation is determined on both the straight-line and accelerated methods, and on shorter periods where permitted.

(D) ***Revenue Recognition*** – The Company recognizes revenue, costs, and profit on construction contracts in accordance with Statement of Position No. 81-1 (SOP No. 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Revenue, costs, and profit on contracts are recognized on the percentage-of-completion method (determined based on direct labor hours). Revenue, costs, and profits on time-and-material contracts are recorded based upon direct labor hours at fixed hourly rates and cost of materials as incurred. Certain contracts provide for rights of audit of costs by the customer. Estimated inputs of pending audits are included in the estimates of contract revenue. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded. Revisions to contract estimates are recorded as the estimating factors are refined. The effect of these revisions is included in income in the period the revisions are identified.

(E) ***Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) ***Income Taxes*** - Income taxes are determined in accordance with an asset and liability approach for financial accounting and reporting of income taxes. A valuation allowance is recorded to reduce deferred tax assets when realization of the tax benefit is uncertain.

(G) ***Inventory*** - Inventories, consisting of materials and supplies, are valued at lower of cost (principally average) or market. The Company has many available sources of supply for its commonly used materials.

(H) ***Cash and Cash Equivalents*** - The Company considers all highly liquid debt instruments with a stated maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market instruments, investment grade commercial paper and U.S. Government securities. The carrying amounts reported in the balance sheet are stated at cost, which approximates fair value.

(I) ***Securities Available-for-Sale*** - The Company includes all debt instruments purchased with a maturity of more than three months as securities available-for-sale. Securities available-for-sale consist primarily of U.S. Government securities, investment grade commercial paper and equities and are valued based upon market quotes.

Company management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. All of the Company's investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, excluded from earnings and presented as accumulated other comprehensive income or loss, net of related deferred income taxes. Realized gains and losses are recorded based on historical cost of individual securities

The Company continually monitors its investment portfolio for other than temporary impairment of securities. When an other than temporary decline in the value below cost or amortized cost is identified, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of reduction is reported as a realized loss in the Consolidated Statements of Income. Any recovery of value in excess of the investment's new cost basis is recognized as a realized gain only on sale, maturity or other disposition of the investment.

Factors that the Company evaluates in determining the existence of an other than temporary decline in value include (1) the length of time and extent to which the fair value has been less than cost or carrying value, (2) the circumstances contributing to the decline in fair value (including a change in interest rates or spreads to benchmarks), (3) recent performance of the security, (4) the financial strength of the issuer, and (5) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for anticipated recovery. Additionally, for asset-backed securities, the Company considers the security rating and the amount of credit support available for the security.

(J) ***Stock Based Compensation*** - Beginning in fiscal year 2003, the Company elected to apply the expense recognition provisions of FAS No. 123. The recognition provisions are applied to stock option grants awarded subsequent to March 31, 2002. The Company has adopted FAS No. 123 as it is designated as the preferred method of accounting for stock-based compensation.

Previously, the Company had applied the disclosure only provisions of FAS No. 123 and accounted for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option price.

If the Company had elected to apply the expense recognition provision of FAS No. 123 to options granted prior to March 31, 2002, then the net income would have been adjusted as follows (the estimated fair value of the options is amortized to expense over the options' vesting period):

	Year Ended		
(in thousands, except per share data)	*2004*	*2003*	*2002*
Net income:			
As reported	$ 4,032	$ 4,110	$ 7,018
Add: Stock compensation	205	116	217
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(407)	(340)	(445)
Pro forma	$ 3,830	$ 3,886	$ 6,790
Net income per share:			
Basic			
As reported	$ 0.76	$ 0.78	$ 1.05
Pro forma	0.72	0.73	1.02
Diluted			
As reported	0.72	0.74	1.03
Pro forma	$ 0.69	$ 0.70	$ 0.99

(K) Environmental Remediation, Bodily Injury, Other Reserves, and Insurance Receivable **-** The Company accounts for environmental remediation liabilities in accordance with Statement of Position 96-1, "Environmental Remediation Liabilities," which provides the accounting and reporting standards for the recognition and disclosure of environmental remediation liabilities.

For current operating activities, costs of complying with environmental regulations are immaterial and expensed as incurred. Environmental costs are capitalized if the costs extend the life of the property and/or increase its capacity.

For matters associated with past practices and closed operations, accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based upon the projected scope of the remediation, current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. As applicable, accruals include the Company's share of the following costs: engineering costs to determine the scope of the work and the remediation plan, testing costs, project management costs, removal of contaminated material, disposal of contaminated material, treatment of contaminated material, capping of affected areas and long term monitoring costs.

Accruals for environmental liabilities are not discounted and exclude legal costs to defend against claims of other parties. Insurance or other third party recoveries for environmental liabilities are recorded separately at undiscounted amounts in the financial statements as insurance receivables when it is probable that a claim will be realized.

The Company accounts for bodily injury liabilities and other reserves in accordance with Financial Accounting Standards Board No.5, "Accounting for Contingencies". Accruals for bodily injury liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on the known facts. Civil actions relating to toxic substances vary according to the case's fact patterns, jurisdiction and other factors. Accordingly, any potential expenses for claims that may be filed in the future related to alleged damages from past exposure to toxic substances are not estimable and as such are not included in the Company's reserves.

Accruals for bodily injury liabilities are adjusted periodically as new information becomes available. Such accruals are included in the environmental and other reserves at undiscounted amounts and exclude legal costs to defend against claims of other parties. Insurance or other third party recoveries for bodily injury liabilities are recorded undiscounted in the financials statements as insurance receivables when it is probable that a claim will be realized.

(L) Earnings per Share – Basic earnings per share is computed based on weighted average shares outstanding. Diluted earnings per share includes the effect of dilutive securities (options and warrants) except where their inclusion is antidilutive.

(M) Comprehensive Income – Unrealized gains or losses on the Company's available-for-sale securities, are reported as other comprehensive income (loss) in the Consolidated Balance Sheets and Statement of Stockholders' Equity.

(N) Long-lived Assets – The Company's policy is to recognize impairment losses relating to long-lived assets in accordance with Financial Accounting Standards Board No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets" based on several factors, including, but not limited to, management's plans for future operations, recent operating results and projected cash flows. To date no such impairment has been indicated.

(O) Concentration of Risk -The Company is subject to concentration of credit risk from investments and cash balances on hand with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits. Risk for investments is managed by purchase of investment grade securities and diversification of the investment portfolio among issuers and maturities.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143), which is effective for fiscal years beginning after June 15, 2002 (fiscal year 2004 for the Company). FAS No. 143 provides accounting and reporting standards for recognizing obligations related to asset retirement costs associated with the retirement of tangible long-lived assets. Under FAS No. 143, legal obligations associated with the retirement of long-lived assets are to be recognized at fair value in the period in which they are incurred if a reasonable estimate of fair value can be made. The fair value of the asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and expensed using a systematic and rational method over the assets' useful lives. Any subsequent changes to the fair value of the liability will be expensed. The adoption of FAS No. 143 did not have a material impact on the Company's financial position, results of operations, or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. Under FAS No. 146, a liability for a cost associated with an exit or disposal activity will be recognized and measured initially at fair value only when the liability is incurred. FAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("Issue 94-3"). The principal difference between FAS No. 146 and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. FAS No. 146 will only impact the Company if it incurs disposal activities. If and when a disposal activity occurs, management will record such activity under the rules of FAS No. 146.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to older entities in the first fiscal year or interim period ending after December 15, 2003. Disclosure requirements apply to financial statements issued after January 31, 2003. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. Since the Company has no contractual relationship or other business relationship with a variable interest entity, the adoption of FIN 46 did not have any effect on its consolidated financial position or results of operations.

On May 15, 2003, the FASB issued SFAS No. 150 (FAS No. 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FAS No. 150 requires that certain financial instruments, which under previous guidance could be accounted for as equity, be classified as liabilities in statements of financial position. FAS No. 150 represents a significant change in practice in accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and was effective for the Company at the beginning of our second quarter ended September 28, 2003. The adoption of SFAS No. 150 had no material impact on the Company's financial position, results of operations, or cash flows.

3. RESTRICTED CASH AND SURETY LINE

A surety company has issued contract bonds totaling $2.1 million for current repair, maintenance and conversion jobs as of March 28, 2004. Todd Pacific's trade accounts receivable on certain bonded jobs secure these various contract bonds.

The long-term restricted cash relates primarily to the Harbor Island Superfund site clean up and will be released upon the Company satisfying certain remediation provisions. Also included is $0.2 million and $0.3 million as of March 28, 2004 and March 30, 2003, respectively, of restricted cash which will be released upon completion or acceptance of the contracted work and completion of related warranty periods and consists primarily of amounts related to work for the Washington State Ferry System.

4. SECURITIES AVAILABLE FOR SALE

Securities available-for-sale are carried at fair value. The following is a summary of available-for-sale securities:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 28, 2004				
Debt securities:				
U.S. Treasury securities and agency obligations	$ 2,865	$ 18	$ -	$ 2,883
U.S corporate securities	20,197	297	(12)	20,482
Mortgage-backed securities	6,288	98	-	6,386
Total debt securities	29,350	413	(12)	29,751
Equity securities:				
U.S. securities	360	76	-	436
Foreign stock	366	129	-	495
Total equity securities	726	205	-	931
Total securities	$ 30,076	$ 618	$ (12)	$ 30,682
March 30, 2003				
Debt securities:				
U.S. Treasury securities and agency obligations	$ 4,949	$ 53	$ -	$ 5,002
U.S corporate securities	14,122	354	-	14,476
Mortgage-backed securities	9,876	166	-	10,042
Total debt securities	28,947	573	-	29,520
Equity securities:				
U.S. securities	2,153	186	(200)	2,139
Foreign stock	365	102	-	467
Total equity securities	2,518	288	(200)	2,606
Total securities	$ 31,465	$ 861	$ (200)	$ 32,126

The Company had gross realized gains of $683 thousand, $255 thousand and $2.4 million on sales of available-for-sale securities for fiscal years 2004, 2003 and 2002 respectively.

The Company had gross realized losses of $64 thousand, $264 thousand and $156.6 thousand on sales of available-for-sale securities for fiscal year 2004, 2003 and 2002, respectively.

The amortized cost and estimated fair value of the Company's available-for-sale debt, mortgage-backed and equity securities are shown below:

(In thousands)	Amortized Cost	Fair Value
March 28, 2004		
Debt securities:		
Due in one year or less	$ 4,957	$ 5,048
Due after one year through three years	18,105	18,317
Subtotal	23,062	23,365
Mortgage-backed securities	6,288	6,386
Equity securities	726	931
Total	30,076	30,682
March 30, 2003		
Debt securities:		
Due in one year or less	$ 4,025	$ 4,090
Due after one year through three years	15,046	15,388
Subtotal	19,071	19,478
Mortgage-backed securities	9,876	10,042
Equity securities	2,518	2,606
Total	$ 31,465	$ 32,126

5. CONTRACTS

Auxiliary Oiler Explosive ("AOE") Contract

In June 2001, the Company was awarded by the Navy, a six-year, cost-type contract, under which the Navy has options to have the Company perform maintenance work on the Auxiliary Oiler Explosive ("AOE") class vessels. This contract represents the fourth consecutive, multi-year contract that the Company has been awarded by the Navy on the AOE class vessels. The three previous AOE contracts, which were each five years in duration, were all awarded on a competitive basis. This cost type contract provides for phased maintenance repairs to four Navy AOE class supply ships stationed in the Puget Sound area. The original contract included options for thirteen repair availabilities to be performed between 2001 and 2007 and was expected to have a notional value of approximately $180 million if all of the options were exercised. Since the award, five repair availabilities have been accomplished.

During the first quarter of fiscal year 2003, the Navy announced its intention to transfer the USS Rainier (AOE 7) and the USS Bridge (AOE 10) to the Military Sealift Command ("MSC") which results in five availabilities that will not be exercised under this contract. AOE 7 was transferred to MSC in August 2003. AOE 10 is currently scheduled to be transferred in the summer of 2004. The Company anticipates that MSC will contract for future work on these two vessels on a competitive basis. The potential impact of these transfers on the Company's future revenues will depend on such factors as the expenditures for maintenance by MSC, the Company's capacity to bid on future AOE 7 and AOE 10 work, and the Company's bidding success if such bids are submitted.

During the fourth quarter of fiscal year 2004, the Company announced that it was informed by the Navy that the USS Sacramento (AOE 1) is scheduled to be decommissioned on or about October 1, 2004. Of the two remaining availabilities on AOE 1, one was exercised on a reduced scale as a five-week, pier-side availability. The availability, originally scheduled for 12 weeks in duration, was to include a dry docking of the ship. The other availability of AOE 1 will not occur due to its decommissioning. The Company does not know at this point if it will be involved in any of the work related to the decommissioning of AOE 1.

The AOE contract contains options for two remaining repair availabilities on the USS Camden (AOE 2) before the contract expires in 2007. There is no assurance that these two remaining options will be exercised by the Navy in whole or in part.

Combatant Maintenance Team ("CMT") Contract
During the first quarter of fiscal year 2001, the Company was awarded, by the Department of the Navy on a sole source basis, a five year, cost-type contract for the repair and maintenance which at the time included six surface combatant class vessels (frigates and destroyers) stationed in the Puget Sound area. Although the Navy has not released a notional value of the maintenance work, the Company believes that the value may be approximately $60 million to $75 million if all options are exercised. Work on this contract is being performed primarily in the Company's Seattle shipyard, as well as at Naval Station Everett, depending on the type of work to be performed.

Planned Incremental Availability ("PIA")
Subsequent to the end of fiscal year 2004, the Department of the Navy awarded the Company a five-year, cost-type contract with the long-term overhaul and maintenance to the NIMITZ CLASS aircraft carriers (CVN) home ported in Puget Sound. The contract consists of multiple contract options for planned incremental availabilities (PIA's), docking planned incremental availabilities (DPIA's) and continuous maintenance and upkeep for the USS LINCOLN (CVN-72), USS STENNIS (CVN-74), USS NIMITZ (CVN-68) and USS VINSON (CVN-70) when they are in Puget Sound. The work includes all types of non-nuclear ship repair, alteration and maintenance. All on-board work is accomplished by the Company workforce at Puget Sound Naval Shipyard in Bremerton, Washington, or Naval Station Everett.

The work is performed under a cost plus award fee with performance incentive fee contract and represents the second contract for aircraft carrier maintenance awarded to the Company. The first such contract, recently expired, was awarded in 1999. The Company is supported in this effort by various regional suppliers and subcontractors. Significant support is provided by the Company's two teaming partners for this contract, Pacific Ship Repair and Fabrication ("PacShip") and AMSEC LLC ("AMSEC"). The notional value for this five-year contract is approximately $133 million if all options are exercised.

United States Coast Guard – Multi-ship; Multi-options (MSMO contract)
During the fourth quarter of fiscal year 2004, the United States Coast Guard awarded the Company a contract to provide maintenance of two Polar Class icebreakers. The contract consists of multiple contract options for planned maintenance availabilities (PMA's) and docking planned maintenance availabilities (DPMA's) for the POLAR STAR (WAGB-10) and POLAR SEA (WAGB-11). The availabilities, and their companion planning options, extend through the last DPMA ending August 2008, and the last PMA ending on September 2008. The work to be performed includes availability planning and generalized ship maintenance and repairs as needed, with emphasis on propulsion and deck machinery work. The Company expects to team with the Coast Guard to identify the appropriate best value work scope and technical solutions for support of the two icebreakers. The Company will be supported in this effort by various regional suppliers and subcontractors.

The work will be performed under a cost plus incentive fee contract. The Company has performed similar work for the Coast Guard over the past several years under individual, competitively bid, firm fixed priced contracts. This current award marks the first time the Coast Guard has used a long term phased-maintenance approach on the two Polar Class icebreakers home ported in Seattle. The notional value of all options, if exercised by the Coast Guard, is approximately $50 million. There is no assurance that all options will be exercised, in whole or in part.

Electric Boat
During the fourth quarter of fiscal year 2004, the Company entered into a contract with Electric Boat Corporation of Groton, Connecticut ("Electric Boat") to support work on Trident submarines. During the period from May to September 2003, the Company completed planning and preparation work for Electric Boat. The Company has begun work on a follow-on contract to fabricate components and to accomplish associated steel outfitting, project

management and quality assurance functions. This contract is associated with the retrofit work being accomplished by Electric Boat on the USS OHIO (SSBN 726) at the Puget Sound Naval Shipyard.

The Company's work is being performed under a cost plus incentive fee contract with Electric Boat for the fabrication work, and a firm fixed price contract for the associated project management and quality assurance work. The total value of these contracts is approximately $5.3 million and the work is scheduled to be completed in May 2004.

Unbilled Receivables - Certain unbilled items on completed contracts (costs and estimated profits in excess of billings) included in accounts receivable were approximately $2.5 million at March 28, 2004 and $1.0 million at March 30, 2003.

Customers - Revenues from the U.S. Government were $123.8 million (84%), $123.9 million (82%) and $96.1 million (79%) in fiscal years 2004, 2003, and 2002, respectively. Revenues from the Washington State Ferry System were $4.4 million (3%), $4.9 million (3%) and $10.3 million (8%) in fiscal year 2004, 2003 and 2002, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment and accumulated depreciation at March 28, 2004 and March 30, 2003 consisted of the following (in thousands):

	2004	*2003*
Land	$ 1,151	$ 1,151
Buildings	13,457	12,151
Piers, shipways and drydocks	29,326	24,516
Machinery	46,881	38,492
Total plant and equipment, at cost	90,815	76,310
Less accumulated depreciation	(62,571)	(59,676)
Plant, property and equipment, net	$ 28,244	$ 16,634

The Company recognized $3.0 million, $2.8 million, and $3.0 million of depreciation expense in fiscal years 2004, 2003 and 2002, respectively.

7. PENSIONS AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides defined pension benefits and postretirement benefits to employees as described below.

Nonunion Pension Plans – The Company sponsors the Todd Shipyards Corporation Retirement System (the "Retirement System"), a noncontributory defined benefit plan under which all nonunion employees are covered. The benefits are based on years of service and the employee's compensation before retirement. The Company's funding policy is to fund such retirement costs as required to meet allowable deductibility limits under current Internal Revenue Service regulations. The Retirement System plan assets consist principally of common stocks and Government and corporate obligations.

Under a provision of the Omnibus Budget Reform Act of 1990 ("OBRA '90") the Company transferred approximately $1.6 million and $1.7 million in excess pension assets from its Retirement System into a fund to pay fiscal year 2004 and 2003 retiree medical benefit expenses, respectively. OBRA '90 was modified by the Work Incentives Improvement Act of 1999 to extend annual excess asset transfers through the fiscal year ending April 2, 2006.

Post Retirement Group Health Insurance Program – The Company sponsors a defined benefit retirement health care plan that provides post retirement medical benefits to former full-time exempt employees, and their spouses, who meet specified criteria. The Company terminated post retirement health benefits for any employees retiring subsequent to May 15, 1988. The retirement health care plan contains cost-sharing features such as deductibles and coinsurance. These benefits are funded monthly through the payment of group health insurance premiums.

Because such benefit obligations do not accrue to current employees of the Company, there is no current year service cost component of the accumulated post retirement health benefit obligation.

On July 1, 2002, the Todd Galveston Metal Trades Council Pension Fund liability and assets were transferred from the Todd Shipyards Corporation Retirement System to an international labor union organization. This transfer resulted in a non-recurring, non-cash charge of $0.8 million.

The following is a reconciliation of the benefit obligation, plan assets, and funded status of the Company's sponsored plans.

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
Change in Benefit Obligation				
(in thousands of dollars)				
Benefit obligation at beginning of year	$ 27,870	$ 33,376	$ 15,396	$ 15,592
Service cost	562	550	-	-
Interest cost	1,701	1,887	961	1,046
Actuarial (gain)/loss	1,093	(109)	4,679	474
Benefits paid	(1,923)	(2,086)	(1,634)	(1,716)
Plan settlement	-	(5,748)	-	-
Benefit obligation at end of year	29,303	27,870	19,402	15,396
Change in Plan Assets				
Fair value of plan assets at beginning of year	48,824	60,799	-	-
Actual gain (loss) on plan assets	7,103	(2,268)	-	-
Employer contribution	-	-	51	48
Asset transfer	(1,634)	(1,668)	1,634	1,668
Benefits paid	(1,923)	(2,086)	(1,685)	(1,716)
Plan settlement	-	(5,953)	-	-
Fair value of plan assets at end of year	52,370	48,824	-	-
Funded Status Reconciliation				
Funded status of plans	23,067	20,954	(19,402)	(15,396)
Unrecognized prior service cost	126	363	-	-
Unrecognized (gain)/loss	5,532	8,392	2,095	(2,684)
Deferred pension asset (accrued liability)	28,725	29,709	(17,307)	(18,080)
Less: current portion included in "Accounts payable and accruals"	-	-	1,516	1,492
Long-term accrued postretirement health benefits	$ -	$ -	$ (15,791)	$ (16,588)
Weighted Average Assumptions				
Discount rate (1)	5.75%	6.50%	5.75%	6.50%
Expected return on plan assets (2)	7.25%	7.50%	-	-
Rate of compensation increase	4.50%	4.50%	-	-
Medical trend rate (retirees) (3)	-	-	10.50%	9.00%

(1) The Company reduced its discount rate assumption in fiscal year 2004 to reflect the overall decrease in long term interest rates generally available in the market.

(2) The Company reduced its expected return on plan assets assumption in 2004 to reflect the overall decrease in the expected performance of its plan assets due to market conditions.

(3) Postretirement benefit medical trend rate in fiscal year 2004 is 10.5% graded to 6.00% over 9 years. Fiscal year 2003 is 9.00% graded to 6.00% over 3 years. The increase in the medical trend rate is due to the increasing cost of prescription drugs and the age of the plan participants.

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
Components of Net Periodic Benefit Cost (in thousands of dollars)						
Service cost	$ 562	$ 550	$ 480	$ -	$ -	$ -
Interest cost on projected benefit obligation	1,701	1,887	2,283	961	1,046	1,046
Expected return on plan assets	(3,538)	(4,004)	(4,660)	-	-	-
Amortization of prior service cost	238	233	245	-	-	-
Recognized actuarial (gain)/loss	388	-	-	(100)	(162)	(174)
Plan settlement	-	780	-	-	-	-
Net periodic (benefit) cost before OBRA '90	(649)	(554)	(1,652)	861	884	872
Transfer of assets for payment of retiree medical benefits (401(h) Plan)	1,634	1,668	1,587	(1,634)	(1,668)	(1,587)
Net periodic cost (benefit)	$ 985	$ 1,114	$ (65)	$ (773)	$ (784)	$ (715)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects.

	Other Postretirement Benefits	
	2004	2003
Effect of a 1% increase in the Health Care Cost Trend On: (in thousands of dollars)		
Service cost plus interest cost	$ 76	$ 83
Accumulated postretirement benefit obligation	1,466	1,165
Effect of a 1% decrease in the Health Care Cost Trend On: (in thousands of dollars)		
Service cost plus interest cost	(67)	(73)
Accumulated postretirement benefit obligation	$ (1,308)	$ (1,040)

Union Pension Plans – Operating Shipyard – The Company participates in several multi-employer plans, which provide defined benefits to the Company's collective bargaining employees. The expense for these plans totaled \$3.8 million, \$3.4 million and \$2.6 million, for fiscal years 2004, 2003 and 2002, respectively.

Union Pension Plans – Previously Operated Shipyards – The Company no longer sponsors union pension plans attributable to the prior operation of other shipyards. The ongoing operation and management of these plans has either been terminated or transferred to other parties.

Savings Investment Plan – The Company sponsors a Savings Investment Plan (the "Savings Plan"), under Internal Revenue Code Section 401, covering all non-union employees. Under the terms of the Savings Plan, which were modified in fiscal year 2001, the Company now contributes an amount up to 2.4% of each participant's annual salary depending on the participant's Savings Plan contributions. These Company contributions are subject to a two-year cliff-vesting. The Company incurred expenses related to this plan of \$0.2 million, \$0.1 million, and \$0.1 million in fiscal years 2004, 2003, and 2002, respectively.

Asset allocations - The weighted-average asset allocations for the pension plan by asset categories are as follows.

Fiscal year ending	2004	2003
Asset Category	29%	23%
Equity Securities	32	40
Fixed Income	39	37
Total	100%	100%

Investment strategy - The general investment objective is to obtain a rate of return and sufficient liquidity that will allow the plan to meet required benefit payments. Emphasis is placed on long-term performance and not short-term market aberrations. The assets are diversified among the following asset categories within allocation ranges approved by the Company's Board of Directors. These asset categories and respective allocation ranges are as follows.

Equities	15-35%
Fixed Income	30-50%
Convertible Securities	20-40%

Future Cash Flow Information - Due to the well-funded status of the Company's pension plan, no contributions are required for the subsequent plan year. No funding of the Company's post-retirement benefit plan is anticipated in the subsequent plan year except to pay premium costs which are covered by the transfer of excess pension assets.

The estimated pension benefit payments and post-retirement premiums are as follows.

Plan Year	Pension Benefits	Other Post-retirement Benefits
7/03-6/04	$2,523	$1,712
7/04-6/05	2,360	1,744
7/05-6/06	2,336	1,782
7/06-6/07	2,411	1,798
7/07-6/08	2,444	1,809
7/08-6/13	11,799	8,562

Medicare Drug Act - On December 8, 2003, the Medicare Prescription, Improvement and Modernization Act of 2003 (Medicare Drug Act) was signed into law. The Act introduces a prescription drug benefit under Medicare Part D as well as a Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Specific authoritative guidance on the accounting for the Federal subsidy was not finalized until May 19, 2004. Therefore, at this time the Company has elected to not recognize the impact of the Federal subsidy on our accumulated postretirement benefit obligation and net postretirement benefit costs. The future impact of this subsidy is estimated to be an actuarial gain of approximately $2.0 million to be amortized over the average service life of the plan participants.

8. INCOME TAXES

Components of the income tax expense (benefit) are as follows (in thousands)

	2004	2003	2002
Current tax expense	(141)	$ 1,002	$ 390
Deferred tax expense (benefit)	611	1,217	3,526
Income tax expense (benefit)	$ 470	$ 2,219	$ 3,916

The provision for income taxes differs from the amount of tax determined by applying the federal statutory rate and is as follows (in thousands): (percentages represent income tax expense (benefit) as a percent of income before income tax expense):

Tax provision at federal	2004		2003		2002	
statutory tax rate	$ 1,531	34.0%	$ 2,152	34.0%	$ 3,827	35.0%
Decrease in valuation allowance	(1,128)	(25.1)%	-	0.0%	-	0.0%
Other – net	67	1.5%	67	1.1%	89	0.8%
Income tax expense (benefit)	$ 470	10.4%	$ 2,219	35.1%	$ 3,916	35.8%

This decrease in valuation allowance of $1.1 million is due to the resolution in the fourth quarter of certain income tax contingencies that were established in prior years.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities at March 28, 2004 and March 30, 2003 were as follows (in thousands):

	2004	2003
Deferred income tax assets:		
Alternative minimum tax credit carryforwards	$ 835	$ 1,597
Accrued employee benefits	7,750	7,174
Environmental and other reserves	11,204	12,269
Inventory reserves	49	83
Reserve for doubtful accounts	15	34
Other	559	610
Total deferred income tax assets	20,412	21,767
Deferred income tax liabilities:		
Insurance receivable	(10,233)	(11,349)
Deferred pension income	(10,054)	(10,398)
Accelerated depreciation	(3,591)	(1,740)
Contract deferrals	145	(1,020)
Securities available-for-sale	(192)	(231)
Other	(550)	(500)
Total deferred income tax liabilities	(24,475)	(25,238)
Net deferred tax liability	$ (4,063)	$ (3,471)

The realization of deferred income tax assets is dependent upon the ability to generate taxable income in future periods. The Company has evaluated evidence supporting the realization of its deferred income tax assets and determined it is more likely than not that its deferred income tax assets will be realized.

During fiscal year 2004, the Company utilized approximately, $0.8 million in alternative minimum tax credits. The Company has approximately $0.8 million in remaining alternative minimum tax credit carryforwards that can be used in the future and have no expiration date.

9. LEASES

Operating lease payments charged to expense were $0.8 million, $0.8 million and $0.9 million for fiscal years 2004, 2003 and 2002, respectively. Certain leases contain renewal options and minimum amounts of annual maintenance clauses. Minimum lease commitments at March 28, 2004 are summarized below (in thousands):

	Operating Leases
2005	$ 823
2006	794
2007	71
2008	43
2009	42
Thereafter	157
Total minimum lease commitments	$ 1,930

10. FINANCING ARRANGEMENTS

During fiscal year 2002, the Company negotiated a $10.0 million revolving credit facility with interest payable at the prime rate. The credit facility, which is renewable on a bi-annual basis, provides the Company with greater flexibility in funding its operational cash flow needs. The Company had no outstanding borrowings as of March 28, 2004 and March 30, 2003, respectively.

11. ENVIRONMENTAL AND OTHER RESERVES

The Company faces potential liabilities in connection with the alleged presence of hazardous waste materials at its Seattle shipyard and at several sites used by the Company for disposal of alleged hazardous waste. The Company continues to analyze environmental matters and associated liabilities for which it may be responsible. No assurance can be given as to the existence or extent of any environmental liabilities until such analysis has been completed. The eventual outcome of all environmental matters cannot be determined at this time, however, the analysis of some matters have progressed sufficiently to warrant establishment of reserve provisions in the accompanying consolidated financial statements.

Harbor Island Site

The Company and several other parties have been named as potentially responsible parties ("PRPs") by the Environmental Protection Agency (the "EPA") pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA" also known as “Superfund”) in connection with the documented release or threatened release of hazardous substances, pollutants and contaminants at the Harbor Island Superfund Site (the "Harbor Island Site"), upon which the Shipyard is located.

Harbor Island Site Insurance

In the fourth quarter of fiscal year 2001, the Company entered into a 30-year agreement with an insurance company that will provide the Company with broad-based insurance coverage for the remediation of the Company’s operable units at the Harbor Island Superfund Site.

The agreement provides coverage for the known liabilities in an amount exceeding the Company's current booked reserves of $23.1 million. Additionally, the Company has entered into a 15-year agreement for coverage of any new environmental conditions discovered at the Seattle shipyard property that would require environmental remediation.

The Company recorded a non-current asset in the form of an insurance receivable in accordance with its environmental accounting policies at the time it entered into this agreement. This transaction did not have a material effect on the Company's results of operations, nor did the transaction have a material effect on stockholders' equity.

Harbor Island Site History

To date, the EPA has separated the Harbor Island Site into three operable units that affect the Company: the Soil and Groundwater Unit (the "Soil Unit"), the Shipyard Sediments Operable Unit (the "SSOU") and the Sediments Operable Unit (the "SOU"). The Company, along with a number of other Harbor Island PRPs, received a Special Notice Letter from the EPA on May 4, 1994 pursuant to section 122 (e) of CERCLA. The Company entered into a Consent Decree for the Soil Unit in September 1994 under which the Company has agreed to remediate the designated contamination on its property. Removal of floating petroleum product from the water table began in October 1998 and is anticipated to continue through fiscal year 2006. The Company and the EPA are currently negotiating the extent and methodology of the soil remediation.

During the third quarter of fiscal year 1997, the EPA issued its Record of Decision ("ROD") for the SSOU. The ROD identifies four alternative solutions for the SSOU remediation and identifies the EPA's selected remedy. During the third quarter of fiscal year 2000, the EPA expanded the boundaries of the SSOU issuing their Phase 1B Data Report and resulting Explanation of Significant Differences outlining the changes to the ROD. During the fourth quarter of fiscal year 2000, the Company and the EPA entered into an Administrative Order on Consent for the development of the remedial design for the SSOU.

During the fourth quarter of fiscal year 2003, the company and the EPA entered into a Consent Decree for the cleanup of the SSOU, which, along with the associated Remedial Design Statement of Work for Remedial Action ("SOW"), was subsequently approved by the Department of Justice. The Consent Decree provides for the submittal of the Remedial Action Work Plan to the EPA subsequent to the approval by the EPA of the final design. The Remedial Action Work Plan will provide for construction and implementation of the remedy set forth in the ROD, the two Explanation of Significant Differences (issued in fiscal years 2000 and 2003), the SOW, and the design plans and specifications developed in accordance with the Remedial Action Work Plan and approved by the EPA. During the fourth quarter of fiscal year 2004 the Company submitted its Final Design Report to the EPA for the SSOU. The Final Design Report provides for the following actions to take place at the SSOU:

Piers 2 and 4 South (located on the Duwamish Waterway) will be demolished and removed from the site to achieve more complete cleanup in those areas.

Dredging of all contaminated sediments and shipyard waste in the open areas of the SSOU (surrounding the shipyard) and in the areas beneath Piers 2 and 4 South. The total estimated volume of sediments to be removed is 195,200 cubic yards.

Disposal of all recovered sediment and shipyard waste at an appropriate upland disposal facility.

Backfilling of portions of the areas dredged to create intertidal habitat where feasible.

Capping of areas beneath the piers that are not scheduled for demolition to an average thickness of one foot.

Pursuant to the current schedule, remediation of the SSOU is expected to begin in the second quarter of fiscal 2005. Current environmental regulations limit the period of time during the year that dredging may occur. Given these limits, dredging in the SSOU will require several years to complete. The current estimated cost of the SSOU cleanup is included in the environmental reserve resulting in an increase in that reserve of $6.1 million during fiscal year 2003. $5.7 million of that reserve is covered by the environmental insurance policy procured by the Company in fiscal year 2001.

During January 1998, the Company was notified by the EPA that testing would be required in the West Waterway of the Duwamish River outside the borders of the SSOU as part of the SOU. The Company in May 1998 entered into an Order on Consent to perform certain limited testing as part of the SOU investigation. After an evaluation of the results, the EPA issued a draft "no action" ROD on the SOU for public comment which if issued in final form would end the investigation of the SOU requiring no remedial action. The public comment period closed during the Company's fourth quarter of fiscal year 2000. In September 2003, the EPA issued the final "no action" ROD on the SOU. Given the EPA's issuance of the draft "no action" ROD in fiscal year 2000, the Company had not established a reserve for any remediation on the SOU.
The Company's environmental reserves for the entire Harbor Island Site aggregated $23.1 million at March 28, 2004.

Under the Federal Superfund law, potentially responsible parties may have liability for damages to natural resources in addition to liability for remediation. During the second quarter of fiscal year 2003, the Company began discussions with the natural resource trustees ("Trustees") for the Harbor Island Superfund Site ("Site") and continued these discussions during the third quarter. The Company anticipates that the Trustees will file a claim against the Company at some future date alleging damages to the natural resources at the Site caused by the release of hazardous substances. The best estimate of a potential natural resource damage claim has been included in the environmental reserve. The payment of any eventual claim is covered by the aforementioned insurance policy, provided that aggregate policy limits have not been exceeded.

Other Environmental Remediation Matters

In January 2001, the EPA issued Special Notice letters naming the PRPs on the Hylebos Waterway Operable Unit of the Commencement Bay Superfund Site in Tacoma, Washington. The Company was not included on the EPA's list. Todd has been notified by other PRPs of their intent to bring a contribution action against the Company. Subsidiaries of the Company had a presence on the site from 1917-1925 and again from 1939-1946, for the most part, coinciding with World Wars I and II when the Company built war ships at the direction of the United States government. Several parties in 2000 hired an allocator to assign percentages of responsibility to all parties, historical and present, notwithstanding potential defenses or contractual claims. While the Company did not participate in the allocation process, the allocator's findings were taken into account in including an estimate of potential liability in the Company's reserve discussed below.

The Company has further been notified by the Commencement Bay Natural Resource Trustees ("Trustees") that the parties occupying the aforementioned property subsequent to 1946 have been allocated liability for natural resource damages. While the Trustees have not submitted a claim against the Company for natural resource damages, they have invited the Company to participate in a mediation with the PRPs to resolve intra-facility allocation issues. The Company is investigating the potential of any liability it may currently have for its presence on the site during World Wars I and II when it built war ships at the direction of the United States government.

The Company entered into a Consent Decree with the EPA for the clean up of the Casmalia Resources Hazardous Waste Management Facility in Santa Barbara County, California under the Resource Conservation and Recovery Act. The Company has included an estimate of the potential liability for this site in its below stated reserves. Immaterial payments began in fiscal year 1997 and will extend for up to ten years.

Asbestos-Related Claims and Insurance

The Company has been named as a defendant in civil actions by parties alleging damages from past exposure to toxic substances, generally asbestos, at closed former Company facilities.

The cases generally include as defendants, in addition to the Company, other ship builders and repairers, ship owners, asbestos manufacturers, distributors and installers, and equipment manufacturers and arise from injuries or illnesses allegedly caused by exposure to asbestos or other toxic substances. The Company assesses claims as they are filed and as the cases develop, analyzing them in two different categories based on severity of illness. Based on current fact patterns, certain diseases including mesothelioma, lung cancer and fully developed asbestosis are categorized by the Company as "malignant" claims. All others of a less medically serious nature are categorized as "non-malignant". The Company is currently defending approximately 25 "malignant" claims and approximately 563 "non-malignant" claims.

The relief sought in all cases varies greatly by jurisdiction and claimant. Included in the approximate 409 cases open as of March 28, 2004 are approximately 588 claimants. The exact number of claimants is not determinable as approximately 150 of the open cases include multiple claimant filings against 30-100 defendants. The filings do not indicate which claimants allege liability against the Company. The previously stated 599 claimants is the Company's best estimate taking known facts into consideration.

Approximately 373 claimants do not assert any specific amount of relief sought.

Approximately 160 claims contain standard boilerplate language asserting on behalf of each claimant a claim for damages of $2 million compensatory and $20 million punitive against approximately 100 defendants. Approximately 20 claims set forth the same boilerplate language asserting $10-$20 million in compensatory and $10-$20 million in punitive damages on behalf of each claimant against approximately 30-100 defendants. Approximately 20 cases assert $1-$15 million in compensatory and $5-$10 million in punitive damages on behalf of each claimant against approximately 30-100 defendants.

Approximately 10 claimants seek compensatory damages of less than $100,000 per claim and approximately 5 claimants seek compensatory damages between $1 million and $15 million. The claims involved in the foregoing cases do not specify against which defendants which claims are made or alleged dates of exposure.

Based upon settled or concluded claims to date, the Company has not identified any correlation between the amount of the relief sought in the complaint and the final value of the claim. The Company and its insurers are vigorously defending these actions.

As a result of claims resolution during fiscal year 2004, bodily injury reserves declined from $9.4 million at March 30, 2003 to $8.1 million at March 28, 2004. Likewise, bodily injury insurance receivables declined from $7.1 million to $5.8 million. These bodily injury liabilities and receivables are classified within the Company's Consolidated Balance Sheets as environmental and other reserves, and insurance receivables, respectively.

The Company has entered into agreements with several of its insurers to provide coverage for a significant portion of settlements and awards related to these bodily injury claims. These agreements have aggregate limits on amounts to be paid overall and formulas for amounts of payment on individual claims. The two most significant agreements provide coverage applicable to claims of exposure to asbestos occurring between 1949 and 1976 and occurring between 1976 through 1987. Insurance coverage for exposures to asbestos was no longer available from the insurance industry after 1987. Due to changes in federal regulations in the 1970's which resulted in the swift decline in commercial and military application of asbestos and increased regulation over the handling and removal of asbestos, there exists minimal risk of claims arising from exposure after 1987. Contractual formulas are utilized to determine the amount of coverage from each agreement on each claim settled or litigated. Once the initial date of alleged exposure to asbestos is determined, all contractual years subsequent to that date participate in the settlement. Since all known claims involve alleged exposure prior to 1976, the 1976 through 1987 agreement will participate in the settlement or judgement of all outstanding claims that are settled or litigated. As a result, and as the years remaining calculation set forth below indicates, the 1976 through 1987 agreement will exhaust prior to the 1949 through 1976 agreement. Based on historical claims settlement data only, the Company projects that at March 28, 2004, the 1949 through 1976 agreement will provide coverage for an additional 21.6 years and the 1976 through 1987 agreement will provide coverage for an additional 5.4 years. At March 30, 2003, the Company projected that these agreements would provide coverage for an additional 20.4 years and 5.2 years, respectively. The Company resolved 15 malignant claims in 2004 compared with 13 in 2003 and 20 in 2002. If historical settlement patterns or the rate of filing for new cases change in future periods, these estimated coverage periods could be shorter or longer than anticipated. Moreover, if one or both of these coverages are exhausted at some future date, the Company's share of responsibility will increase for any subsequent claims' and legal expense previously covered by these insurance agreements. In addition to providing coverage for assessments or settlements of claims, the agreements also provide for costs of defending and processing such claims.

Due to uncertainties of the number of cases, the extent of alleged damages, the population of claimants and size of any awards and/or settlements, there can be no assurance that the current reserves will be adequate to cover the costs of resolving the existing cases. Additionally, the Company cannot predict the eventual number of cases to be filed against it or their eventual resolution and does not include in its reserve amounts for cases that may be filed in the future. However, it is probable that if future cases are filed against the Company it will result in additional costs arising either from its share of costs under current insurance in place arrangements or due to the exhaustion of such coverage. The Company reviews the adequacy of existing reserves periodically based upon developments affecting these claims, including new filings and resolutions, and makes adjustments to the reserve and related insurance receivable as appropriate.

As the Company is not able to estimate its potential ultimate exposure for filed and unfiled claims against the Company, it cannot predict whether the ultimate resolution of the bodily injury cases will have a material effect on the Company's results of operations or stockholders' equity.

The Company has recorded $0, $0.6 million and $0 in charges against earnings in fiscal years 2004, 2003, and 2002, respectively relating to additional reserves for environmental and bodily injury matters. These charges are classified in the Company's Consolidated Statements of Income as a Provision for environmental and other reserves. The Company's remediation costs and bodily injury claims paid are charged against the reserves recorded when paid. In certain cases, amounts paid by the Company are reimbursable under its existing contractual arrangements with several insurance companies. These reimbursements are recorded against the environmental insurance asset when collected. In other cases, the Company manages work conducted by third party vendors and submits invoices to its insurance companies for reimbursement on behalf of the third party vendor. In these cases, the insurance companies reimburse the third party vendor directly. These expenses and payments associated with third party vendors are taken into consideration when estimating the Company's environmental and bodily injury liabilities and amounts available for reimbursement under its contractual arrangements. In addition to providing coverage for assessments or settlements of claims, the agreements also provide for costs of defending and processing such claims.

The Company continues to negotiate with its insurance carriers and prior landowners and operators for certain past and future remediation costs. The Company has reached various agreements with its insurance carriers regarding the carriers' obligations for property damage occurring in previous fiscal years. These settlements were recorded as income and totaled $0.2 million, $0.1 million and $0.5 million in fiscal years 2004, 2003 and 2002, respectively. These settlements are classified in the Company's Consolidated Statements of Income as Other insurance settlements.

The Company has provided total aggregate reserves of $32.0 million as of March 28, 2004 for the above, described contingent environmental and bodily injury liabilities. Due to the complexities and extensive history of the Company's environmental and bodily injury matters, the amounts and timing of future expenditures is uncertain.

As a result, there can be no assurance that the ultimate resolution of these environmental and bodily injury matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

The Company has various insurance policies and agreements that provide coverage on the costs to remediate environmental sites and for the defense and settlement of bodily injury cases. These policies and agreements are primarily with two insurance companies. Based upon the current credit rating of both of these companies, the Company anticipates that both parties will be able to perform under the policy or agreement. As of March 28, 2004, the Company has recorded an insurance receivable asset of $29.2 million to reflect contractual arrangements with several insurance companies to share costs for certain environmental matters.

Included in the reserves are sediment remediation costs for Harbor Island of $13.5 million that are expected to occur in fiscal year 2005. These costs are reflected in the Company's balance sheet under current liabilities. Likewise, the insurance receivable of $13.5 million relating to these reserves is reflected in the Company's balance sheet under current assets.

Other Reserves

During the first quarter of fiscal year 2004, the Company recorded a reserve of $2.5 million related to the unanticipated bankruptcy of one of its previous insurance carriers. The reserve, which reflects the Company's best estimate of the known liabilities associated with unpaid workers compensation claims arising from the two-year coverage period commencing October 1, 1998, is subject to change as additional facts are uncovered. These claims have reverted to the Company due to the liquidation of the insurance carrier. Although the Company expects to recover at least a portion of these costs from the liquidation and other sources, the amount and the timing of any such recovery cannot be estimated currently and therefore no estimate of amounts recoverable is included in the current financial results.

Since establishing the reserve during the first quarter, the Company has paid approximately $0.2 million in claims, which have been charged against the reserve.

12. OTHER CONTINGENCIES

The Company is subject to various risks and is involved in various claims and legal proceedings arising out of the ordinary course of its business. These include complex matters of contract performance specifications, employee relations, union proceedings, tax matters and Government procurement regulations. In addition, the Company is subject to various risks from natural disasters such as the earthquake that struck the Puget Sound area during fiscal year 2001. Only a portion of these risks and legal proceedings involving the Company are covered by insurance, because the availability and coverage of such insurance generally has declined or the cost has become prohibitive.

The Company does not believe these risks or legal matters will have a material adverse impact on its financial position, results of operations, or cash flows. However, the Company continues to evaluate its exposures in each of these areas and may revise its estimates as necessary.

As a general practice within the defense industry, the Defense Contract Audit Agency ("DCAA") and other government agencies continually review the cost accounting practices of Government contractors. In the course of these reviews, cost accounting issues are identified, discussed and settled or resolved through agreements with the government's authorized contracting officer or through legal proceedings. Other than normal cost accounting issues raised by the DCAA as a result of their regular, ongoing reviews, the Company is not aware of any outstanding issues with the DCAA.

13. COLLECTIVE BARGAINING AGREEMENT

Todd Pacific Shipyards currently operates under the terms and conditions of a collective bargaining agreement with the Puget Sound Metal Trades Council (the bargaining umbrella for all unions at Todd Pacific Shipyards). The three-year agreement is in effect from August 1, 2002 to July 31, 2005. The Company believes its relationship with its labor unions to be stable.

During fiscal year 2004, an average of approximately 913 of the Company's Shipyard employees were covered by the collective bargaining agreement. At March 28, 2004 approximately 685 Company employees were covered under this contract.

14. TREASURY STOCK

During the third quarter of fiscal year 2003, the Board of Directors approved the repurchase of up to 500,000 shares of the Company's common stock from time to time in open market or negotiated transactions. Under this authorization, during the first quarter of fiscal year 2004, the Company repurchased an aggregate of 22,400 shares in open market transactions. The shares were purchased at an average price of $12.94 per share for a total consideration of $289,887.

The Company repurchased an aggregate of 19,500 shares during fiscal year 2003 in open market transactions at an average price of $12.44 per share for total consideration of $242,592.

During the first quarter of fiscal year 2002, the Company announced a tender offer for up to 4.0 million shares of the Company's Common Stock at a price of not in excess of $8.25 or less than $7.00 per share. The exact price was determined by a procedure commonly referred to as a "Dutch Auction." This offer to repurchase up to 4.0 million shares from existing stockholders was approximately 42.7% of the total number of shares outstanding at that time.

Following verification of the tenders and receipt of shares tendered subject to guarantees of delivery, an aggregate of 4,136,124 shares were validly tendered at a price of $8.25 per share. The Company elected to increase the number of shares to be purchased in order to avoid proration procedures otherwise applicable to the offer, resulting in an aggregate purchase price of $34.1 million. The Company incurred expenses in connection with this offer of approximately $0.5 million. The Company utilized available cash and proceeds from available-for-sale securities to fund the share repurchases completed through the offer.

The following table summarizes the total number of common shares outstanding, held in treasury and issued by the Company during the past three fiscal years.

	Total Shares of Common Stock		
	Outstanding	Held in Treasury	Issued
As of April 1, 2001	9,362,680	2,593,353	11,956,033
Shares repurchased through Dutch Auction	(4,136,124)	4,136,124	-
Options exercised	56,666	(56,666)	-
As of March 31, 2002	5,283,222	6,672,811	11,956,033
Shares repurchased	(19,500)	19,500	-
Options exercised	7,334	(7,334)	-
As of March 30, 2003	5,271,056	6,684,977	11,956,033
Shares repurchased	(22,400)	22,400	-
Options exercised	154,000	(154,000)	-
As of March 28, 2004	5,402,656	6,553,377	11,956,033

15. INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	March 28, 2004	March 30, 2003	March 31, 2002
(In thousands, except per share amount)			
Numerator:			
Numerator for basic and diluted net income per share:			
Net income	$ 4,032	$ 4,110	$ 7,018
Denominator:			
Denominator for basic net income per share – weighted average common shares outstanding	5,306	5,283	6,677
Effect of dilutive securities			
Stock options based on the treasury stock method using average market price	263	270	150
Denominator for diluted net income per share	5,569	5,553	6,827
Basic income per share	$ 0.76	$ 0.78	$ 1.05
Diluted income per share	$ 0.72	$ 0.74	$ 1.03

16. STOCK BASED COMPENSATION

The Company's Incentive Stock Compensation Plan (the "Plan"), approved by the Board of Directors in 1993 and subsequently ratified by the shareholders, provided for the granting of incentive stock options, non-qualified stock options, and restricted stock or any combination of such grants to directors, officers and key employees of the Company. An aggregate of 1,000,000 shares of common stock had been authorized for issuance under the Plan. Options issued under that Plan generally vest ratably over three years and expire not more than ten years from the date of grant and were granted at prices equal to the fair value on the date of grant. The Plan expired in 2003. At the time of expiration, there were 135,000 options that had not been granted under the Plan and they expired as well.

In anticipation of the expiration of the Plan, the Board of Directors approved the Todd Shipyards Corporation 2003 Incentive Stock Option Plan ("2003 Plan") in 2003 and it was ratified by the shareholders at the 2003 Annual Meeting. The 2003 Plan provides for the granting of incentive stock options, non-qualified stock options, performance share awards and restricted stock grants or any combination of such grants or awards to directors, officers and key employees of the Company to purchase shares of the Class A Common Stock of the Company. An aggregate of 250,000 shares of common stock has been authorized for issuance under the 2003 Plan.

A summary of stock option transactions for the years ended March 28, 2004, March 30, 2003 and March 31, 2002 is as follows:

	Shares Exercisable	Number Of Shares	Option Price Per Share	Weighted Average Exercise Price
Outstanding, April 1, 2001		625,000	$4.25 to 7.94	$6.01
Exercisable, April 1, 2001	218,333	-	4.25 to 7.94	4.85
Exercised		(116,666)	4.25 to 6.00	4.61
Outstanding, March 31, 2002		508,334	4.25 to 7.94	6.33
Exercisable, March 31, 2002	245,001	-	4.25 to 7.94	6.00
Exercised		(7,334)	4.38 to 7.94	6.32
Outstanding, March 30, 2003		501,000	4.25 to 7.94	6.33
Exercisable, March 30, 2003	374,335	-	4.25 to 7.94	6.22
Granted		100,000	14.19	14.19
Exercised		(154,000)	4.25 to 7.94	5.53
Outstanding, March 28, 2004		447,000	6.55 to 14.19	8.37
Exercisable, March 28, 2004	347,000	-	$ 6.55 to 7.94	$6.69

At March 28, 2004, the Company has reserved 697,000 shares of its common stock for issuance under the Plan and the 2003 Plan.

As described in Note 1, the Company accounts for stock-based compensation to its employees and directors based on the expense recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123 (FAS No. 123), "Accounting for Stock-Based Compensation." The recognition provisions are applied to stock option grants awarded subsequent to March 31, 2002.

The outstanding stock options have a contractually weighted-average life of 4.8 years as of March 28, 2004. No options were granted during fiscal year 2002 or fiscal year 2003. The weighted average fair value of options granted in 2004 was $3.94.

The fair value of options granted in 2004 was calculated using a Black-Scholes option pricing model with the following weighted-average assumptions on the option grant date:

	Employee Stock Option Year Ended 2004
Expected life (years)	4
Expected volatility	38%
Risk-free interest rate	4%
Expected dividend yield	3%

17. SUBSEQUENT EVENTS

On April 1, 2004, the Company announced the U.S. Navy had awarded to its wholly owned subsidiary, Todd Pacific Shipyards, a five-year contract under which the Navy has options to have the Company provide long-term overhaul and maintenance to the NIMITZ CLASS aircraft carriers (CVN) homeported in Puget Sound.

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Financial results by quarter for the fiscal years ended March 28, 2004 and March 30, 2003 and are as follows. Each quarter is 13 weeks in length.
(in thousands, except per share data):

	Revenues	Operating income (loss)	Net income (loss)	Net income (loss) Per share Basic	Diluted
1st Qtr 2004	$ 21,138	$ (3,720)	$ (2,220)	$ (0.42)	$ (0.42)
2nd Qtr 2004	44,433	2,619	1,980	0.37	0.35
3rd Qtr 2004	40,305	1,518	1,736	0.32	0.31
4th Qtr 2004	41,918	1,749	2,536	0.47	0.45
1st Qtr 2003	$ 49,260	$ 3,240	$ 2,306	$ 0.44	$ 0.41
2nd Qtr 2003	40,583	2,743	1,973	0.37	0.36
3rd Qtr 2003	31,840	(613)	(117)	(0.02)	(0.02)
4th Qtr 2003	30,128	(272)	(52)	(0.01)	(0.01)